Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

MICROTUNE, INC.,

ARROW ACQUISITION LTD.,

AUVITEK INTERNATIONAL LTD.

and

PETER MOK

(as Shareholders Representative)

Dated as of July 10, 2009

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

Exhibits

Exhibit A	Merger Sub Governing Documents
Exhibit B	Form of Registration Rights Agreement
Exhibit C	Form of Paying Agent Agreement
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of Letter of Transmittal
Exhibit F	Form of Retention Plan

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INDEX OF DEFINED TERMS

Acquiror	Preamble
Acquiror Bylaws	Section 3.1(a)
Acquiror Certificate of Incorporation	Section 3.1(a)
Acquiror Common Stock	Section 3.2(a)
Acquiror Disclosure Schedule	Article III
Acquiror Excess Payment	Section 1.7(e)
Acquiror Indemnified Parties	Section 8.2
Acquiror Indemnified Party	Section 8.2
Acquiror Material Adverse Effect	Section 9.2(e)
Acquiror Preferred Stock	Section 3.2(a)
Acquiror Prepared Return	Section 5.12(a)(i)
Acquiror SEC Filings	Section 3.4(a)
Acquiror Stock Plans	Section 3.2(a)(i)
Aggregate Revenues	Section 1.17(a)(ix)
Agreement	Preamble
Amended Return	Section 5.12(b)(ii), Section 5.12(b)(i)
Approved Amended Return	Section 5.12(b)(i)
Arbitration Firm	Section 1.7(c)
Basket	Section 8.4(b)
Branch Office	Section 2.3(d)
Bridge Notes	Section 5.4
Cash Merger Consideration	Section 1.7(a)
Cash Pool	Section 5.11(b)
Cashless Working Capital	Section 1.7(b)
Cashless Working Capital Statement	Section 1.7(b)
Cayman Registrar	Section 1.2
Certificates	Section 1.14(a)
Claim Notice	Section 8.5(a)
Closing	Section 1.2
Closing Balance Sheet	Section 1.7(b)
Closing Cash	Section 1.7(b)
Closing Date	Section 1.2
Code	Section 1.18
Collateral Source	Section 8.7
Companies	Section 5.12(a)(i)
Companies Law	Recitals
Dissenting Shares	Section 1.11(j)
Distributed Holder Earnout Amount	Section 1.17(a)(vii)
Earnout Employee	Section 1.17(a)
Earnout Holders	Section 1.17(a)
Earnout Period	Section 1.17(a)
Earnout Report	Section 1.17(b)
Effective Time	Section 1.2

Elected Amended Return	Section 5.12(b)(i)
Employee Earnout Amount	Section 1.17(a)(i)
Environmental Laws	Section 2.12
ERISA	Section 2.14(a)
ERISA Affiliate	Section 2.14(a)
Escrow Agent	Section 1.12(a)
Escrow Agreement	Section 1.12(a)
Escrow Amount	Section 1.12(a)
Escrow Fund	Section 1.12(a)
Escrow Shareholders	Section 1.12(a)
Escrow Shareholders Excess Payment	Section 1.7(e)
Escrow Termination Date	Section 1.12(b)
Estimated Cashless Working Capital	Section 1.7(b)
Estimated Cashless Working Capital Statement	Section 1.7(b)
Estimated Closing Balance Sheet	Section 1.7(b)
Estimated Closing Cash	Section 1.7(b)
Exchange Act	Section 1.6(c)
Former Target Shareholders	Section 1.14(a)
Fractional Share Cash Amount	Section 1.6(b)
GAAP	Section 2.5(b)
Governmental Entity	Section 2.4(c)
Holder Earnout Amount	Section 1.17(a)(ii)
Holders Escrow Agreement	Section 1.9(c)
Holders Fund	Section 1.9(c)
Indemnified Party	Section 8.5(a)
Indemnified Tax Statement	Section 5.12(a)(ii)
Indemnifying Party	Section 8.5(a)
Interim Target Financial Statements	Section 2.5(b)
IRCA	Section 2.15(f)
IRS	Section 2.14(c)(iv)
Liens	Section 2.2(b)
Losses	Section 8.2
Merger	Recitals
Merger Consideration	Section 1.8
Merger Documents	Section 1.2
Merger Sub	Preamble
Merger Sub Governing Documents	Section 1.4
Non-Disclosure Agreement	Section 5.4
Open Source Materials	Section 2.11(d)
Ordinary Holder Earnout Amount	Section 1.17(a)(vi)
Ordinary Shares Holder	Section 1.17(a)
Pagemill Earnout Amount	Section 1.17(a)(viii)
Paying Agent	Section 1.9(a)
Paying Agent Agreement	Section 1.9(a)
Permitted Liens	Section 2.9
Post-Closing Tax Period	Section 8.3(c)

Pre-Closing Tax Period	Section 8.2(d)
Registration Rights Agreement	Section 1.6(c)
Retention Plan	Section 1.17(a)
Rule 144	Section 1.6(c)
Securities Act	Section 1.6(c)
Series A Adjustment Events	Section 1.11(c)
Series A Holder	Section 1.17(a)
Series A Holder Earnout Amount	Section 1.17(a)(v)
Series B Adjustment Events	Section 1.11(b)
Series B Holder	Section 1.17(a)
Series B Holder Earnout Amount	Section 1.17(a)(iv)
Series C Adjustment Events	Section 1.11(a)
Series C Holder	Section 1.17(a)
Series C Holder Earnout Amount	Section 1.17(a)(iii)
Series C Majority	Section 8.9(d)
Shareholders Representative	Preamble
Stock Merger Consideration	Section 1.6(a)
Subsidiary	Article II
Surviving Corporation	Section 1.1
Target	Preamble
Target Awards	Section 1.11(g)
Target Capital Stock	Section 1.11(d)
Target Disclosure Schedule	Article II
Target Financial Statements	Section 2.5(a)
Target Governing Documents	Section 2.1
Target Indemnified Parties	Section 8.3
Target Indemnified Party	Section 8.3
Target Indemnitees	Section 5.10(a)
Target Intellectual Property	Section 2.10(b)
Target Investor Documents	Section 2.2(d)
Target Licensed Software	Section 2.10(a)
Target Material Adverse Effect	Section 9.2(d)
Target Material Contracts	Section 2.23
Target Ordinary Shares	Section 1.11(d)
Target Ordinary Shares Notes	Section 1.11(d)
Target Ordinary Warrants	Section 1.11(d)
Target Owned Software	Section 2.10(a)
Target Participants	Section 5.11(a)
Target Plan	Section 2.14(a)
Target Preference Shares	Section 1.11(c)
Target Products	Section 2.11(a)
Target Qualified Plans	Section 5.11(a)
Target Required Shareholder Approval	Section 2.20
Target Series A Preference Shares	Section 1.11(c)
Target Series A Warrants	Section 2.2(c)
Target Series B Preference Shares	Section 1.11(b)

Target Series B Warrants	Section 2.2(c)
Target Series C Notes	Section 1.11(e)
Target Series C Preference Shares	Section 1.11(a)
Target Series C Warrants	Section 1.11(e)
Target Software	Section 2.10(a)
Target Stock Plan	Section 1.11(g)
Target Tax Return	Section 2.13(a)
Target Tax Returns	Section 2.13(a)
Target Warrants	Section 2.2(c)
Tax	Section 2.13(o)
Tax Arbitrator	Section 5.12(a)(iii)
Tax Authority	Section 2.13(o)
Tax Basket	Section 8.4(c)
Tax Contest	Section 5.12(d)(i)
Tax Return	Section 2.13(o)
Tax Statement Dispute	Section 5.12(a)(iii)
Third Credit Line Agreement	Section 5.4
Third Party Claim	Section 8.5(a)
Transaction Documents	Section 1.11(a)
Transaction Expenses	Section 7.3
VEBA	Section 2.14(a)(ii)
WARN Act	Section 2.15(i)
Working Capital Escrow Amount	Section 1.13(a)
Working Capital Escrow Fund	Section 1.13(a)
Working Capital Escrow Termination Date	Section 1.13(b)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 10, 2009, by and among Microtune, Inc., a Delaware corporation (“Acquiror”), Arrow Acquisition Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands and an indirect wholly owned subsidiary of Acquiror whose registered office is C/O Walkers Corporate Services Limited, Walkers House, 87 Mary Street, Georgetown, Grand Cayman KY1-9001 (“Merger Sub”), Auvitek International Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands whose registered office is C/O Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“Target”), and Peter Mok, an individual (as the “Shareholders Representative”).

W I T N E S S E T H:

WHEREAS, the respective boards of directors of Target, Merger Sub and Acquiror have approved and adopted this Agreement and declared advisable the merger of Merger Sub with and into Target, with Target continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of this Agreement and pursuant to the Companies Law (2007 Revision) of the Cayman Islands, as amended by Part XVA of the Companies (Amendment) Law, 2009 (the “Companies Law”);

WHEREAS, the respective boards of directors of Target and Merger Sub have recommended this Agreement and the Merger for adoption and approval by their respective shareholders;

WHEREAS, the sole shareholder of Merger Sub has approved and adopted this Agreement and the Merger in accordance with the Companies Law;

WHEREAS, certain details of the authorized and issued shares in the capital of Target and Merger Sub are set forth in Section 2.2 and Section 3.2(b), respectively; and

WHEREAS, Target, Merger Sub and Acquiror desire to make certain representations, warranties and agreements in connection with, and establish various conditions precedent to, the Merger;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the parties hereto agree as follows:

ARTICLE I.

THE TRANSACTIONS

SECTION 1.1 The Merger. At the Effective Time (as hereinafter defined) and subject to and upon the terms and conditions set forth in this Agreement and the applicable provisions of the Companies Law, Merger Sub shall be merged with and into Target. At the Effective Time, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving company (as such, the “Surviving Corporation”).

SECTION 1.2 Closing. Unless this Agreement shall have been terminated pursuant to Article VII hereof, the closing of the transactions contemplated hereby (the “Closing”) shall take place as soon as practicable, but in no event later than five (5) business days, after each of the conditions set forth in Article VI hereof have been satisfied or waived pursuant to the terms of this Agreement, or at such other time as the parties hereto agree (the date of the Closing, the “Closing Date”). The Closing shall take place at the offices of Baker Botts L.L.P., 2001 Ross Avenue, Suite 1100, Dallas, Texas 75201, or at such other location as the parties hereto agree. Subject to the provisions of this Agreement, the parties hereto shall file with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) a plan of merger and any other applicable documents (the “Merger Documents”) prior to the Closing Date pursuant to Section 5.8 hereof, such Merger Documents to be executed in accordance with the applicable provisions of the Companies Law, and shall make all other filings or recordings required under the Companies Law to effect the Merger; provided, however, that the Merger shall by its terms become effective on the date the applicable Merger Documents are registered by the Cayman Registrar or on such subsequent date as Merger Sub and Target shall agree and specify in the Merger Documents in accordance with the Companies Law (the “Effective Time”).

SECTION 1.3 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement, the other Merger Documents and the applicable provisions of the Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.4 Memorandum of Association and Articles of Association. At the Effective Time, the memorandum of association and articles of association of Merger Sub in the form attached as Exhibit A (the “Merger Sub Governing Documents”) immediately prior to the Effective Time shall be the memorandum of association and articles of association of the Surviving Corporation, until duly amended. The rights and restrictions attached to the shares of the Surviving Corporation shall be as set out in the Merger Sub Governing Documents.

SECTION 1.5 Directors and Officers. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, to hold office until such time as such directors and officers resign, are removed or their respective successors are duly elected or appointed and qualified.

SECTION 1.6 Stock Merger Consideration.

(a) As used herein “Stock Merger Consideration” shall mean one million (1,000,000) shares of Acquiror Common Stock (as defined below), adjusted for any stock splits, reverse stock splits, stock dividends, recapitalizations or similar events announced, effected or contemplated by Acquiror prior to the Closing Date.

(b) No fraction of a share of Acquiror Common Stock will be issued, but in lieu thereof each Series C Holder (as defined below) who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock to be received by such Series C Holder) shall be entitled to receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to (i) such fraction, multiplied by (ii) the closing bid price of one share of Acquiror Common Stock on the NASDAQ Global Market on the day prior to the Closing Date (any such amount, a “Fractional Share Cash Amount”).

(c) Except as set forth in this Section 1.6(c), Acquiror shall not be obligated to cause the shares of Acquiror Common Stock issued for the Stock Merger Consideration to be registered under the Securities Act of 1933, as amended (the “Securities Act”); provided, however, upon the satisfaction of the six month holding period of Rule 144 promulgated under the Securities Act (“Rule 144”), Acquiror shall promptly issue or obtain a Rule 144 legal opinion upon the request of a Series C Holder who owns Acquiror Common Stock issued for the Stock Merger Consideration (assuming satisfaction of the other requirements of Rule 144) and, for so long as any Series C Holder owns any Acquiror Common Stock issued for the Stock Merger Consideration, use commercially reasonable efforts to (i) make and keep public information available, as those terms are defined in Rule 144, and (ii) file with the Securities and Exchange Commission in a timely manner all reports and other documents required of the Acquiror under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With respect to the shares of Acquiror Common Stock issued as the Stock Merger Consideration, Acquiror shall provide each holder of such shares of Acquiror Common Stock with the registration rights set forth in a registration rights agreement, in substantially the form attached hereto as Exhibit B or in such form as otherwise mutually agreed upon by the parties (the “Registration Rights Agreement”).

SECTION 1.7 Cash Merger Consideration.

(a) As used herein “Cash Merger Consideration” shall mean the amount in cash calculated according to the following formula:

CMC = (EV + EC - D - TE + ECWC - PCWC + OEC)

CMC =	Cash Merger Consideration

EV =	$6,339,167

EC =	Target’s estimated cash and cash equivalents balance immediately prior to the Effective Time

D =	Target’s long term debt balance immediately prior to the Effective Time, including the current portion and any Bridge Notes to be repaid by Acquiror at the Closing but excluding any Target Series C Notes (as defined herein) converted into Target Capital Stock immediately prior to the Effective Time or any other long term debt repaid immediately prior to the Effective Time with the cash of Target

TE =	Transaction Expenses (as defined in Section 7.3)

ECWC =	Estimated Cashless Working Capital (as defined below)

PCWC =	Planned Cashless Working Capital equal to negative $100,000

OEC =	Operating expense credit, defined as the product of $8,333 times the number of days from May 31, 2009 to the earlier of the Closing Date or August 15, 2009

(b) At least three (3) days prior to the Closing Date, Target shall prepare and deliver to Acquiror an estimated consolidated balance sheet of Target as of the open of business on the Closing Date, but assuming satisfaction of the conditions to Closing pursuant to the terms of this Agreement, including payment of the Transaction Expenses and the Bridge Notes (as defined herein) by Acquiror (the “Estimated Closing Balance Sheet”), which will include an estimated cash and cash equivalents balance (the “Estimated Closing Cash”) and a statement (the “Estimated Cashless Working Capital Statement”) of the estimated Cashless Working Capital, derived from the Estimated Closing Balance Sheet (the “Estimated Cashless Working Capital”). The Estimated Closing Balance Sheet and Estimated Cashless Working Capital shall be prepared by Target in accordance with GAAP, except for the year-end adjustments set forth on Schedule 1.7(b). Following the Closing Date, Acquiror shall prepare and deliver to the Shareholders Representative, as soon as reasonably practicable but in no event later than seventy-five (75) days following the Closing Date, (i) a consolidated balance sheet of Target as of the open of business on the Closing Date, but assuming satisfaction of the conditions to Closing pursuant to the terms of this Agreement, including payment of the Transaction Expenses and the Bridge Notes by Acquiror (the “Closing Balance Sheet”), which will include a cash and cash equivalents balance (the “Closing Cash”) and a statement of Cashless Working Capital derived from the Closing Balance Sheet (the “Cashless Working Capital Statement”), (iii) reasonable documentation supporting any differences between (A) the Estimated Closing Balance Sheet, on the one hand, and the Closing Balance Sheet, on the other hand, and (B) the Estimated Cashless Working Capital Statement, on the one hand, and the Cashless Working Capital Statement, on the other hand, and (iv) other supporting documentation used in the preparation of the Closing Balance Sheet and the Cashless Working Capital Statement as is reasonably requested by the Shareholders Representative. The Closing Balance Sheet and the Cashless Working Capital Statement shall be prepared in accordance with GAAP, except for the year-end adjustments set forth on Schedule 1.7(b). As used herein, “Cashless Working Capital” is defined as (i) the sum of accounts receivable, inventory, accrued tax assets (other than FAS 5 accruals), prepaid expenses and other current assets, determined in accordance with GAAP, except for the year-end adjustments set forth on Schedule 1.7(b), less (ii) the sum of accounts payable, accrued tax obligations (other than FAS 5 accruals), accrued expenses and other current liabilities, but excluding the current portion of long term indebtedness (included in long-term debt), distributor deferred margin and Transaction Expenses, determined in accordance with GAAP, except for the year-end adjustments set forth on Schedule 1.7(b). For the avoidance of doubt, in no event shall the accrual for or payment of the Transaction Expenses or the balance or repayment of the Bridge Notes be double counted in the formula for Cash Merger Consideration.

(c) The Shareholders Representative shall have twenty (20) days following receipt of the Cashless Working Capital Statement to review the contents thereof. Subject to Section 8.9(g), the Shareholders Representative may consult with such consultants and legal advisors and/or Acquiror’s Chief Executive Officer or Chief Financial Officer, as the Shareholders Representative deems advisable in relation to such review. If the Shareholders Representative does not deliver to Acquiror written notice of an objection to the Closing Cash and Cashless Working Capital Statement (which notice must contain a reasonably detailed statement of each basis for such objection) within such twenty (20) day period, the amount of Cashless Working Capital set forth in the Cashless Working Capital Statement and the Closing Cash set forth on the Closing Balance Sheet shall be final, binding and conclusive for all purposes. If the Shareholders Representative timely notifies Acquiror of an objection to the Cashless Working Capital Statement or Closing Cash, Acquiror and the Shareholders Representative shall use reasonable good faith efforts to resolve such objection as promptly as practicable. If they are unable to resolve such objection within twenty (20) days of Acquiror’s receipt of the Shareholders Representative’s written notice of objection, the issues in dispute shall be promptly submitted for resolution to Deloitte & Touche LLP or such other reputable firm of independent accountants which shall not have provided any material services to Acquiror, Target or the Surviving Corporation at any time during the prior two years and who shall be selected by the mutual agreement of the Shareholders Representative and Acquiror (the “Arbitration Firm”); provided, however, that if the Shareholders Representative and Acquiror cannot so agree within thirty (30) days of Acquiror’s receipt of the Shareholders Representative’s written notice of objection, the American Arbitration Association may select an Arbitration Firm meeting the criteria set forth herein. Acquiror and the Shareholders Representative shall cooperate in good faith with the Arbitration Firm in connection with its efforts to resolve the issues in dispute, and Acquiror shall provide such work papers as the Arbitration Firm may reasonably request for purposes of preparing its calculation. The determination of the Arbitration Firm with respect to such issues, which shall be issued in written form to Acquiror and the Shareholders Representative, shall be final, binding and conclusive for all purposes and shall not be subject to any further dispute resolution procedures, including further mediation or arbitration or formal legal proceedings.

(d) Acquiror and the Shareholders Representative shall split equally the payment of all fees of the Arbitration Firm; provided, however, in the event that the Arbitration Firm concludes that the dispute was caused by the fraud, negligence, bad faith or willful misconduct of Acquiror or the Shareholders Representative, such party shall pay all fees of the Arbitration Firm.

(e) If, upon the final determination of the Cashless Working Capital and Closing Cash as provided in Section 1.7(b) and Section 1.7(c), the sum of (i) the Cashless Working Capital and Closing Cash exceeds the sum of (ii) the Estimated Cashless Working Capital and Estimated Closing Cash, Acquiror shall promptly deliver, or cause to be delivered, an amount in cash equal to such excess to the Paying Agent for the benefit of the Escrow Shareholders (the “Escrow Shareholders Excess Payment”). Any such amounts shall be promptly distributed to the Escrow Shareholders in accordance with each such Escrow Shareholder’s pro rata share thereof. If, upon the final determination of the Cashless Working Capital and Closing Cash as provided in Section 1.7(b) and Section 1.7(c), the sum of (a) the Estimated Cashless Working Capital and Estimated Cash exceeds the sum of (b) the Cashless Working Capital and Closing Cash, Acquiror shall promptly recover from the Working Capital Escrow Fund (and the Escrow Fund to the extent the Acquiror Excess Payment, if any, exceeds $100,000) the amount of such difference in accordance with the terms of this Agreement and the Escrow Agreement (as defined herein) (the “Acquiror Excess Payment”).

SECTION 1.8 Merger Consideration. The term “Merger Consideration” shall mean collectively, the Cash Merger Consideration, the Stock Merger Consideration and the Holder Earnout Amount (as defined herein).

SECTION 1.9 Paying Agent.

(a) Cash Merger Consideration. At the Closing, Acquiror shall deliver, by wire transfer of immediately available funds to Deutsche Bank National Trust Company or such other bank, trust company or other institution mutually acceptable to Acquiror and the Shareholders Representative (the “Paying Agent”), an amount in cash equal to the Cash Merger Consideration minus the Escrow Amount (as defined herein), the Working Capital Escrow Amount (as defined herein) and the Holders Fund (as defined herein), which amount shall be payable and distributed pursuant to this Article I and a paying agent agreement in substantially the form attached hereto as Exhibit C or in such form as otherwise mutually agreed upon by the parties (the “Paying Agent Agreement”) to be executed by the Paying Agent, Acquiror, Target, Merger Sub and the Shareholders Representative at or prior to the Closing.

(b) Stock Merger Consideration. At the Closing, Acquiror shall deliver to the Paying Agent, as payment in full of the Stock Merger Consideration, certificates or evidence of shares in book-entry form representing the shares of Acquiror Common Stock issuable pursuant to Section 1.6 hereof for the benefit of, and for distribution to, the Series C Holders pursuant to this Article I and all Fractional Share Cash Amounts.

(c) Escrow Funds. At the Closing, Acquiror shall deposit, by wire transfer of immediately available funds, on behalf of the Series C Holders, (i) cash in the amount of each of (a) the Escrow Amount and (b) the Working Capital Escrow Amount to the Escrow Agent (as defined herein), to be held in escrow by the Escrow Agent pursuant to the Escrow Agreement, and (ii) cash in the amount of $150,000 (the “Holders Fund”) to the Escrow Agent, to be held in escrow by the Escrow Agent pursuant to the Holders Escrow Agreement to be entered by the Shareholders Representative and the Escrow Agent prior to or at the Closing (the “Holders Escrow Agreement”).

(d) Holder Earnout Amount. Within the time period set forth in Section 1.17(d) hereof, Acquiror shall deliver, by wire transfer of immediately available funds to the Paying Agent, as payment in full of the Distributed Holder Earnout Amount, an amount in cash equal to the Distributed Holder Earnout Amount, which amount shall be payable and distributed pursuant to this Article I and the Paying Agent Agreement. In the event all or any portion of the Distributed Holder Earnout Amount is not paid within ten (10) days of when due pursuant to this Agreement, the Distributed Holder Earnout Amount, or unpaid portion thereof, shall accrue simple interest at an annual rate equal to six (6) month LIBOR, calculated based on a year of 360 days; provided, however, that no interest shall accrue during any period when the amount of the Distributed Holder Earnout Amount is in dispute pursuant to Section 1.17(b).

SECTION 1.10 Acquiror Payments.

(a) Transaction Expenses. At the Closing, Acquiror shall deliver, on behalf of Target, to one or more accounts designated in writing by Target, by wire transfer of immediately available funds, an amount equal, in the aggregate, to the amount of Target’s Transaction Expenses invoiced to Target in accordance with Section 7.3 hereof.

(b) Bridge Notes. At the Closing, Acquiror shall deliver, on behalf of Target, to one or more accounts designated in writing by Target, by wire transfer of immediately available funds, an amount equal, in the aggregate, to the amount of the Bridge Notes.

(c) Dissenting Shares. Acquiror shall deliver cash as and when required by the Companies Law, as the case may require, to satisfy the rights of holders of Dissenting Shares that are properly exercised.

(d) Pagemill Earnout Amount. Within the time period set forth in Section 1.17(d) hereof, Acquiror shall deliver, by wire transfer of immediately available funds, to Pagemill Partners, LLC, as payment in full of the Pagemill Earnout Amount, an amount in cash equal to the Pagemill Earnout Amount.

SECTION 1.11 Effect on Securities.

(a) Series C Preferred Shares. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, Target or the holders of Target’s securities, each share of Series C Preference Shares, par value $0.0001 per share, of Target (“Target Series C Preference Shares”) issued and outstanding as of the Effective Time will be converted automatically into the right to receive (assuming the conversion of all Target Series C Notes (as defined herein) immediately prior to the Effective Time and the percentages and share numbers below in this Section 1.11(a) to be adjusted, as applicable, upon exercise of any Target Series C Warrants (as defined herein) at or prior to the Closing (the “Series C Adjustment Events”)), pursuant to the terms of this Agreement and, as applicable, the Paying Agent Agreement, Escrow Agreement or Holders Escrow Agreement (collectively with the Registration Rights Agreement, the “Transaction Documents”):

(i) approximately 0.00002606 percent of the total amount represented by the Cash Merger Consideration minus the Escrow Amount, the Working Capital Escrow Amount and the Holders Fund;

(ii) approximately 0.2606 shares of the Stock Merger Consideration;

(iii) any applicable Fractional Share Cash Amount calculated pursuant to Section 1.6(b) hereof;

(iv) the contingent right to receive approximately 0.00002606 percent of the Series C Holder Earnout Amount;

(v) the contingent right to receive approximately 0.00000603 percent of the Ordinary Holder Earnout Amount;

(vi) the contingent right to receive approximately 0.00002606 percent of any amount of the Escrow Fund distributed to Series C Holders;

(vii) the contingent right to receive approximately 0.00002606 percent of any amount of the Working Capital Escrow Fund distributed to Series C Holders; and

(viii) the contingent right to receive approximately 0.00002606 percent of any amount of the Holders Fund distributed to Series C Holders.

Assuming the conversion of all Target Series C Notes immediately prior to the Effective Time and the exercise of none of the Target Series C Warrants at or prior to the Closing, the (i) number of shares of the Stock Merger Consideration and (ii) percentage of each of (A) the total amount represented by the Cash Merger Consideration minus the Escrow Amount, the Working Capital Escrow Amount and the Holders Fund, (B) the Series C Holder Earnout Amount, (C) the Escrow Fund, (D) the Working Capital Escrow Fund and (E) the Holders Fund to be paid to each Series C Holder is set forth on Schedule 1.11(a) attached hereto.

(b) Series B Preferred Shares. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, Target or the holders of Target’s securities, each share of Series B Preference Shares, par value $0.0001 per share, of Target (“Target Series B Preference Shares”) issued and outstanding as of the Effective Time will be converted automatically into, pursuant to the terms of this Agreement and any applicable Transaction Document, the contingent right to receive approximately 0.00002764 percent of the Series B Holder Earnout Amount (such percentage to be adjusted, as applicable, upon exercise of any Target Series B Warrant (as defined herein) at or prior to the Closing (the “Series B Adjustment Events”)).

(c) Series A Preferred Shares. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, Target or the holders of Target’s securities, each share of Series A Preference Shares, par value $0.0001 per share, of Target (“Target Series A Preference Shares” and collectively with the Target Series C Preference Shares and Target Series B Preference Shares, the “Target Preference Shares”) issued and outstanding as of the Effective Time will be converted automatically into, pursuant to the terms of this Agreement and any applicable Transaction Document, the contingent right to receive approximately 0.00003556 percent of the Series A Holder Earnout Amount (such percentage to be adjusted, as applicable, upon exercise of any Target Series A Warrant (as defined herein) at or prior to the Closing (the “Series A Adjustment Events”)).

(d) Ordinary Shares. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, Target or the holders of Target’s securities, each share of Ordinary Shares, par value $0.0001 per share, of Target (“Target Ordinary Shares” and collectively with the Target Preference Shares, “Target Capital Stock”) issued and outstanding as of the Effective Time will be converted automatically into, pursuant to the terms of this Agreement and any applicable Transaction Document, the contingent right to receive approximately 0.00000603 percent of any Ordinary Holder Earnout Amount (assuming conversion of the Target Series C Notes, including the Target Series C Notes convertible into Target Ordinary Shares pursuant to the terms of such Target Series C Notes and related transaction documents and Article 24 of Target’s articles of association, as currently in effect (the “Target Ordinary Shares Notes”), and such percentage to be adjusted, as applicable, upon exercise of any Target Series C Warrant, Target Series B Warrant or Target Series A Warrant, including any Target Series C Warrant or Target Series B Warrant convertible into Target Ordinary Shares pursuant to the terms of such Target Series C Warrant or Target Series B Warrant, as applicable, and related transaction documents and Article 24 of Target’s articles of association, as currently in effect, at or prior to Closing (the “Target Ordinary Warrants”), or exercise of any option for shares of Target Ordinary Shares, at or prior to Closing).

(e) Conversion of Target Series C Warrants and Target Series C Notes. Promptly following the execution of this Agreement, Target shall take all actions necessary to cause (i) each convertible Series C promissory note (collectively, the “Target Series C Notes”) to be converted or cancelled and (ii) each outstanding warrant to purchase shares of Target Series C Preference Shares (collectively, the “Target Series C Warrants”) or other right to purchase Target Series C Preference Shares to be exercised or surrendered, in each case so that all such notes, warrants or other rights are converted, exercised, surrendered or cancelled, as applicable, prior to the Effective Time.

(f) Cancellation of Target Capital Stock. At the Effective Time, all shares of the Target Capital Stock that are owned by Target as treasury stock, if applicable, and each share in the Target Capital Stock owned by Acquiror or any direct or indirect wholly owned subsidiary of Acquiror or of Target immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(g) Target Stock Plan. At the Effective Time, neither Acquiror nor the Surviving Corporation shall assume any of the options to purchase Target Ordinary Shares or outstanding restricted stock awards (collectively “Target Awards”) granted under the Auvitek International 2004 Stock Plan, as amended (the “Target Stock Plan”), and such Target Stock Plan and any Target Awards granted thereunder shall be terminated in accordance with the respective terms thereof.

(h) Other Target Rights To Acquire Target Capital Stock. Each outstanding option, warrant or other right to purchase shares of Target Ordinary Shares, Target Series A Preference Shares or Target Series B Preference Shares that is outstanding at the Effective Time shall be terminated or cancelled, as applicable.

(i) Ordinary Shares of Merger Sub. At the Effective Time, each ordinary share, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable ordinary share, par value $0.001 per share, of the Surviving Corporation.

(j) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of the Target Capital Stock outstanding immediately prior to the Effective Time and held by a holder who has delivered to the Target written objection to the Merger pursuant to Section 251G(2) of the Companies Law (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, but, instead, such holder shall be entitled only to such rights as are granted by the Companies Law; provided, however, that if such holder fails to perfect or effectively withdraws or loses such rights under the Companies Law, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration in accordance with this Article I. Target shall give Acquiror prompt notice of any demands received by Target from any holder exercising such holder’s right to dissent under the Companies Law, and, prior to the Effective Time, Acquiror shall have the right to actively participate in all negotiations and proceedings with respect thereto. Prior to the Effective Time, Target shall not, except with the prior written consent of Acquiror, make any payment with respect to, or settle or offer to settle, any such objections or demands.

SECTION 1.12 Escrow

(a) $1,000,000 of the Cash Merger Consideration (the “Escrow Amount”) shall be deposited with Deutsche Bank National Trust Company, as escrow agent (the “Escrow Agent“), to constitute a collateral fund (the “Escrow Fund“) for purposes of securing the indemnification obligations of the former holders of the Target Series C Preference Shares (the “Escrow Shareholders”) under Article VIII of this Agreement. Notwithstanding anything to the contrary in this Agreement, recourse against the Working Capital Escrow Fund (solely in relation to Section 1.7 hereof) and the Escrow Fund (solely in relation to Section 1.7 hereof to the extent the Acquiror Excess Payment, if any, exceeds $100,000 and Article VIII hereof, subject to the limitations set forth in Section 8.4 hereof) shall constitute the sole and exclusive remedy of any Acquiror Indemnified Party (as defined in Article VIII) under this Agreement, except as otherwise set forth in Section 9.6(a) hereof. The Escrow Amount shall be held in escrow pursuant to an escrow agreement in substantially the form attached hereto as Exhibit D or in such form as otherwise mutually agreed upon by the parties (the “Escrow Agreement”) to be executed by Acquiror, Target, the Shareholders Representative and the Escrow Agent at or prior to Closing.

(b) Subject to the last sentence of this Section 1.12(b), the Escrow Amount plus the interest and any earnings accrued on the Escrow Amount less any amounts released earlier pursuant to this Agreement or the Escrow Agreement, will be released by the Escrow Agent on the date that is 24 months after the Closing Date (the “Escrow Termination Date”) to the Escrow Shareholders. Notwithstanding the foregoing, to the extent that any then pending and unresolved claims for indemnification under Section 8.2 exist, that portion of the Escrow Amount necessary to satisfy such claims shall be retained by the Escrow Agent until such claims are finally resolved.

(c) Claims against the Escrow Fund shall be resolved between the Indemnified Parties and the Shareholders Representative in the manner provided in Article VIII hereof.

SECTION 1.13 Working Capital Escrow.

(a) $100,000 of the Cash Merger Consideration (the “Working Capital Escrow Amount”) shall be deposited with the Escrow Agent, to constitute a collateral fund (the “Working Capital Escrow Fund”) for purposes of securing the Acquiror’s rights to recover amounts pursuant to Section 1.7(e) of this Agreement. The Working Capital Escrow Amount shall be held in escrow pursuant to the Escrow Agreement.

(b) The Working Capital Escrow Amount plus the interest and any earnings accrued on the Working Capital Escrow Amount less any amounts released earlier to the Acquiror pursuant to this Agreement, will be released by the Escrow Agent to the Series C Holders no later than the date that is ninety-five (95) days after the Closing Date (the “Working Capital Escrow Termination Date”); provided, however, that, in the event the Escrow Shareholders Excess Payment or Acquiror Excess Payment, as applicable, has not been finally determined pursuant to Section 1.7(e) hereof as of the Working Capital Escrow Termination Date, such Working Capital Escrow Termination Date shall be delayed until the Escrow Shareholders Excess Payment or Acquiror Excess Payment, as applicable, has been finally determined pursuant to Section 1.7(e) hereof.

(c) Claims against the Working Capital Escrow Fund shall be resolved between the Acquiror and the Shareholders Representative in the manner provided in Article VIII hereof.

SECTION 1.14 Surrender of Certificates.

(a) Exchange Procedures. Promptly after the Effective Time, the Paying Agent shall mail to each holder of record (the “Former Target Shareholders”) of shares of Target Capital Stock, whose shares were converted into the right (or contingent right) to receive any portion of the Merger Consideration pursuant to Section 1.11, (i) a letter of transmittal in substantially the form attached hereto as Exhibit E or in such form as otherwise mutually agreed upon by the parties, which letter of transmittal shall contain representations and warranties with respect to the authority of such Former Target Shareholder to surrender such shares, such Former Target Shareholder’s title to and ownership of such Target Capital Stock, such Former Target Shareholder’s accredited investor status (for the avoidance of doubt, Acquiror will issue Acquiror Common Stock as Stock Merger Consideration to up to thirty-five (35) Former Target Shareholders that are not accredited investors under applicable law) and (ii) instructions for use in effecting the surrender of any certificate or certificates representing shares of Target Capital Stock (the “Certificates”), if applicable, in exchange for the Merger Consideration. Upon receipt by the Paying Agent of a Certificate, if applicable, for cancellation, together with the appropriate letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive the applicable portion of the Merger Consideration in exchange therefor, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Target Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, including the payment of dividends, to evidence the right to receive the applicable portion of the Merger Consideration into which such shares of Target Capital Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(b) hereof.

(b) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate, if applicable, with respect to the shares of Acquiror Common Stock represented thereby, but shall instead be set aside for payment until the holder of record of such Certificate surrenders such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time which would have been previously payable (but for the provisions of this Section 1.14(b)) with respect to such shares of Acquiror Common Stock.

(c) Transfers of Ownership. If any certificate for shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered is properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror, or any agent designated by it, any transfer or other taxes required by reason of the issuance of a certificate for shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the reasonable satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

(d) No Liability. Notwithstanding anything to the contrary in this Section 1.14, neither the Surviving Corporation nor any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Dissenting Shares. The provisions of this Section 1.14 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Acquiror under this Section 1.14 in relation to any such Dissenting Shares shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the Merger Consideration and cash in lieu of fractional shares to which such holder is entitled pursuant to Section 1.6(b) hereof.

SECTION 1.15 No Further Ownership Rights in Target Capital Stock. After the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of the Target Capital Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, valid Certificates (other than Certificates representing Dissenting Shares) are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

SECTION 1.16 Lost, Stolen or Destroyed Certificates. In the event any Certificates have been lost, stolen or destroyed, Acquiror shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable portion of the Merger Consideration as may be required pursuant to Section 1.11; provided, however, that Acquiror may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to indemnify Acquiror against any claim that may be made against Acquiror or the Surviving Corporation with respect to the Certificates alleged to have been lost, stolen or destroyed; provided, further, that this Section 1.16 shall not apply to any shares of Target Capital Stock which were not certificated pursuant to the Companies Law.

SECTION 1.17 Earnout.

(a) Entitlement to Earnout Amount. If, during the twelve (12) month period beginning July 1, 2009 and ending on June 30, 2010 (the “Earnout Period”), Aggregate Revenues (as defined below) are greater than $5,000,000, (A) each former holder of Target Series C Preference Shares (each, a “Series C Holder”) shall be entitled to receive a portion of the Series C Holder Earnout Amount (as defined below), (B) those former Target employees set forth on Schedule 1.17(a) that continue as employees of Acquiror or the Surviving Corporation (each, an “Earnout Employee”) shall be entitled to receive a portion of the Employee Earnout Amount (as defined below), subject to the limitations set forth in the Retention Plan in the form attached hereto as Exhibit F (the “Retention Plan”), (C) each former holder of Target Series B Preference Shares (each a “Series B Holder”) shall be entitled to receive a portion of the Series B Holder Earnout Amount (as defined below), (D) each former holder of Series A Preference Shares (each a “Series A Holder”) shall be entitled to receive a portion of the Series A Earnout Amount (as defined below) and (E) each former holder of Ordinary Shares (each an “Ordinary Shares Holder” and together with Series C Holders, Series B Holders and Series A Holders, the “Earnout Holders”) shall be entitled to receive the applicable portion of the Ordinary Holder Earnout Amount (as defined below), each of (A), (C), (D) and (E) in accordance with this Section 1.17 and (B) in accordance with the Retention Plan. During the Earnout Period, Acquiror and the Surviving Corporation (i) shall not take any actions which would reasonably be expected to materially and adversely affect the Aggregate Revenues and (ii) shall, in good faith, use commercially reasonable efforts and practices to market, promote, and sell Target products in a manner that is consistent with the practices of Acquiror in relation to the other products and services of Acquiror.

(i) The term “Employee Earnout Amount” shall mean an amount equal to: (x) 0.35 multiplied by (y) Aggregate Revenues minus $5,000,000.

(ii) The term “Holder Earnout Amount” shall mean an amount equal to: (x) 0.95 multiplied by (y) Aggregate Revenues minus $5,000,000.

(iii) The term “Series C Holder Earnout Amount” shall mean an amount equal to the Distributed Holder Earnout Amount; provided, however, that the Series C Holder Earnout Amount shall not exceed $12,663,578.40 (to be adjusted, as applicable, upon the occurrence of any Series C Adjustment Events) minus the sum of (a) the Cash Merger Consideration, minus any Acquiror Excess Payment or plus any Escrow Shareholders Excess Payment, and (b) 1,000,000 multiplied by the closing bid price of one share of Acquiror Common Stock on the NASDAQ Global Market on the day prior to the Closing Date.

(iv) The term “Series B Holder Earnout Amount” shall mean that portion, if any, of the Distributed Holder Earnout Amount that exceeds the Series C Holder Earnout Amount; provided, however, that the Series B Holder Earnout Amount shall not exceed $11,940,964.20 (to be adjusted, as applicable, upon the occurrence of any Series B Adjustment Events).

(v) The term “Series A Holder Earnout Amount” shall mean that portion, if any, of the Distributed Holder Earnout Amount that exceeds the sum of the Series C Holder Earnout Amount and the Series B Holder Earnout Amount; provided, however, that the Series A Holder Earnout Amount shall not exceed $4,500,000 (to be adjusted, as applicable, upon the occurrence of any Series A Adjustment Events).

(vi) The term “Ordinary Holder Earnout Amount” shall mean that portion, if any, of the Distributed Holder Earnout Amount that exceeds the sum of the Series C Holder Earnout Amount, the Series B Holder Earnout Amount and the Series A Holder Earnout Amount.

(vii) The term “Distributed Holder Earnout Amount” shall mean an amount equal to the Holder Earnout Amount minus the Pagemill Earnout Amount.

(viii) The term “Pagemill Earnout Amount” shall mean 1.4% of the Holder Earnout Amount.

(ix) The term “Aggregate Revenues” shall mean (i) revenue recognized in accordance with GAAP and Acquiror’s accounting practices as determined by Acquiror (with a minimum of forty percent (40%) gross margin excluding the cost of the Holder Earnout Amount and the Employee Earnout Amount) from the sale of Target’s products during the Earnout Period plus (ii) the gross profit from the sale of Acquiror’s products during the Earnout Period when such products are sold with Target’s products as a single solution (with a minimum of forty percent (40%) blended gross margin excluding the cost of the Holder Earnout Amount and the Employee Earnout Amount); provided, however, that revenue or gross profit from other products, arrangements or accounts may be included in the calculation of Aggregate Revenues in the sole discretion of the Chief Executive Officer of Acquiror.

(x) In determining “gross margin” or “gross profit” as used in the definition of Aggregate Revenues, the following methodology shall be used: (i) cost of revenue shall include (A) product cost at standard at the time of product shipment, (B) all applicable variances to product cost at standard, (C) all direct/indirect product costs not included in the cost standard or variances, (D) applicable inventory reserves and (E) allocation of direct personnel costs and (ii) calculations and allocations shall be performed by Acquiror’s corporate accounting personnel in accordance with GAAP and Acquiror’s accounting practices.

(b) Calculation of Earnout Amounts. Not later than thirty (30) days after the expiration of the Earnout Period, Acquiror shall prepare and deliver to the Shareholders Representative a written report setting forth the calculation of Aggregate Revenues, the Holder Earnout Amount, if any, and the Employee Earnout Amount, if any, that is payable in accordance with Section 1.17(a) (the “Earnout Report”). The Earnout Report shall provide reasonable supporting documentation relating to the calculation of Aggregate Revenues, the Holder Earnout Amount and the Employee Earnout Amount. The Shareholders Representative shall have twenty (20) days following receipt of the Earnout Report to review the contents thereof. Subject to Section 8.9(g), the Shareholders Representative may consult with such consultants and legal advisors, including Acquiror’s Chief Executive Officer or Chief Financial Officer, as the Shareholders Representative deems advisable in relation to such review. If the Shareholders Representative does not deliver to Acquiror written notice of an objection to the Earnout Report (which notice must contain a reasonably detailed statement of each basis for such objection) within such twenty (20) day period, the amount of Aggregate Revenues, the Holder Earnout Amount and the Employee Earnout Amount set forth in the Earnout Report shall be final, binding and conclusive for all purposes. If the Shareholders Representative timely notifies Acquiror of an objection to the Earnout Report, Acquiror and the Shareholders Representative shall use reasonable good faith efforts to resolve such objection as promptly as practicable. If they are unable to resolve such objection within twenty (20) days of Acquiror’s receipt of the Shareholders Representative’s written notice of objection, the issues in dispute shall be promptly submitted for resolution to the Arbitration Firm. Acquiror and the Shareholders Representative shall cooperate in good faith with the Arbitration Firm in connection with its efforts to resolve the issues in dispute, and Acquiror shall provide such work papers as the Arbitration Firm may reasonably request for purposes of preparing its calculation. The determination of the Arbitration Firm with respect to such issues, which shall be issued in written form to Acquiror and the Shareholders Representative, shall be final, binding and conclusive for all purposes and shall not be subject to any further dispute resolution procedures, including further mediation or arbitration or formal legal proceedings. Acquiror and the Shareholders Representative shall split equally the payment of all fees of the Arbitration Firm; provided, however, in the event that the Arbitration Firm concludes that the dispute was caused by the fraud, negligence, bad faith or willful misconduct of Acquiror or the Shareholders Representative, such party shall pay all fees of the Arbitration Firm.

(c) No Transfer of Earnout. The right of each Earnout Holder or Earnout Employee to receive the applicable portion of the Holder Earnout Amount or the Employee Earnout Amount, as the case may be, under this Section 1.17 may not be sold, transferred, assigned, conveyed or pledged, other than transfer (a) of any portion of the Holder Earnout Amount or Employee Earnout Amount, or any right thereto, on death, by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which any portion of the Holder Earnout Amount or Employee Earnout Amount is passed to beneficiaries upon the death of the trustee; (c) made pursuant to any order, judgment or decree of a court of competent jurisdiction, including in connection with divorce, bankruptcy or liquidation; or (d) made by operation of law, including a merger.

(d) Payment of Earnout Amount. By the later of (i) forty (40) days after the Earnout Period or (ii) ten (10) business days after the final amount of Aggregate Revenues and the corresponding Holder Earnout Amount has been determined in accordance with this Section 1.17 but in no event later than August 10, 2010, Acquiror shall cause to be delivered to the Paying Agent, for the benefit of, and distribution to, the Earnout Holders the Distributed Holder Earnout Amount to which the Earnout Holders are entitled under this Section 1.17. The portion of the Employee Earnout Amount to which each Earnout Employee is entitled under this Section 1.17 shall be paid pursuant to the terms of the Retention Plan.

SECTION 1.18 Withholding. Notwithstanding anything to the contrary in this Agreement, Acquiror shall be entitled to deduct and withhold from the Merger Consideration (including, without limitation, any portion of the Holder Earnout Amount and Employee Earnout

Amount) and any Cash Pool amounts (as defined herein), any amounts as are required to be withheld as to any holder of Target Capital Stock, Pagemill Partners, LLC, any Earnout Employee, and any other employee subject to withholding under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of state, local or foreign Tax (as defined herein) law with respect to the making of such payment. To the extent that amounts are so withheld and properly paid to the appropriate Tax Authority (as defined herein), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder, person or entity in respect of which such deduction and withholding was made.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF TARGET

Target represents and warrants to Acquiror and Merger Sub that the statements contained in this Article II are true and correct as of the date hereof (except where reference is made to another date), except as set forth in the disclosure schedule delivered by Target to Acquiror in relation hereto (the “Target Disclosure Schedule”). The Target Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article II, and the disclosure in any section shall qualify only the corresponding or cross referenced section or subsection in this Article II. Any reference in this Article II to an agreement being “enforceable” shall be deemed to be qualified to the extent such enforceability may be limited by (i) laws of general application affecting or relating to bankruptcy, insolvency, reorganization, moratorium and the relief of debtors generally or other similar laws affecting the enforcement of creditors’ rights, and (ii) the availability of specific performance, injunctive relief and other equitable remedies. In this Article II, the term “Target” will be deemed to include (and each representation and warranty will apply separately and collectively to) Target and each Subsidiary, unless the context otherwise requires. For purposes of this Agreement, “Subsidiary” shall mean any corporation, limited liability company, partnership, joint venture, association or other business entity in which Target directly or indirectly owns fifty percent (50%) or more of the aggregate equity interests, whether voting or non-voting, or controls the ability to appoint, remove or replace a general partner or fifty percent (50%) or more of the board of directors.

SECTION 2.1 Organization, Good Standing and Qualification. Target is an exempted company limited by shares duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority to carry on its business as currently conducted by it. Target is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties or the presence of its employees makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect. Target has delivered to Acquiror or its advisors true, complete and correct copies of Target’s memorandum of association and articles of association, as amended to date (the “Target Governing Documents”).

SECTION 2.2 Capitalization and Voting Rights.

(a) As of the date hereof, the authorized share capital of Target consists of (i) 26,000,000 shares of Target Ordinary Shares, 6,327,407 of which are issued and outstanding as of the date of this Agreement, and (ii) 17,609,375 shares of Target Preference Shares consisting of (A) 5,109,375 Target Series A Preference Shares, 2,812,500 of which are issued and outstanding as of the date of this Agreement, (B) 4,500,000 Target Series B Preference Shares, 3,618,474 of which are issued and outstanding as of the date of this Agreement and (C) 8,000,000 Target Series C Preference Shares, none of which are issued and outstanding as of the date of this Agreement. Section 2.2(a) of the Target Disclosure Schedule sets forth a complete and accurate list of all the holders (including the number of shares held by such holder) of Target Ordinary Shares, Target Series A Preference Shares, Target Series B Preference Shares and Target Series C Preference Shares as of the date of this Agreement. There are no other outstanding shares or voting securities and no outstanding commitments or agreements to which Target is a party or by which Target is bound obligating Target to issue any shares or voting securities after the date of this Agreement other than pursuant to the conversion of Target Series C Notes or the exercise of outstanding Target Warrants (as defined herein) and Target Awards outstanding as of the date of this Agreement.

(b) All outstanding shares of the Target Capital Stock have been duly authorized, validly issued, fully paid and are non-assessable and, to Target’s knowledge, are free of any security interests, mortgages, liens, pledges, charges or encumbrances of any kind or character (collectively, “Liens”) and, except as set forth in Section 2.2(b) of the Target Disclosure Schedule, are not subject to (or issued in violation of) statutory or similar preemptive rights, rights of first refusal, rights of first offer or similar rights created by statute, the Target Governing Documents or any agreement to which Target or, to Target’s knowledge, any of its shareholders is a party or by which it or any of them is bound.

(c) As of the date of this Agreement, Target has reserved (i) 3,837,448 shares of Target Series C Preference Shares for issuance upon conversion of the Target Series C Notes, (ii) 10,268,422 shares of Target Ordinary Shares for issuance upon conversion of Target Preference Shares, (iii) 2,828,200 shares of Target Ordinary Shares for issuance to employees, directors and consultants pursuant to the Target Stock Plans, of which 2,125,390 shares are subject to outstanding and unexercised Target Awards, (iv) 3,096,769 shares of Target Series C Preference Shares for issuance upon exercise of Target Series C Warrants, of which 3,096,769 shares are subject to outstanding and unexercised Target Series C Warrants, (v) 187,716 shares of Target Series B Preference Shares for issuance upon exercise of outstanding warrants to purchase shares of Target Series B Preference Shares (the “Target Series B Warrants”), of which 187,716 shares are subject to outstanding and unexercised Target Series B Warrants, (vi) 109,375 shares of Target Series A Preference Shares for issuance upon exercise of outstanding warrants to purchase shares of Target Series A Preference Shares (the “Target Series A Warrants” and collectively with the Target Series C Warrants, Target Series B Warrants and Target Ordinary Warrants, the “Target Warrants”), of which 109,375 shares are subject to outstanding and unexercised Target Series A Warrants and (vii) 151,878 shares of Target Ordinary Shares for issuance upon exercise of Target Ordinary Warrants, of which 151,878 shares are subject to outstanding and unexercised Target Ordinary Warrants. Except as set forth in Section 2.2(c) of the Target Disclosure Schedule, there are no other options, warrants, calls, rights, commitments or other agreements of any character to which Target is a party or by which Target is bound obligating Target to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the Target Capital Stock or obligating Target to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into, any such options, warrants, calls, rights, commitments or agreements.

(d) There are no contracts, commitments or agreements with respect to the voting, purchase, sale or registration of Target Capital Stock or management or board nomination or participation rights (i) between or among Target and any of its shareholders and (ii) to Target’s knowledge, among any of Target’s shareholders or between any of Target’s shareholders and any third party, except for the Target Investor Documents. The term “Target Investor Documents” means the agreements or other documents set forth in Section 2.2(d) of the Target Disclosure Schedule. Without the consent or approval of the holders of the outstanding Target Awards or the shareholders of Target, the terms of the Target Stock Plans and the agreements evidencing awards thereunder permit Target to unilaterally cancel or terminate the Target Awards on or immediately prior to the Effective Time. True and complete copies of the forms of award agreements and instruments used under the Target Stock Plans and any individual award agreements that materially deviate from such forms have been made available to Acquiror, and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments.

(e) All outstanding shares of Target Ordinary Shares (including any restricted shares), Target Series A Preference Shares, Target Series B Preference Shares, Target Series C Preference Shares and all outstanding Target Awards and Target Warrants were issued or granted in compliance with all applicable federal and state securities laws. Section 2.2(e) of the Target Disclosure Schedule contains a list of the legal residence of all holders of shares of the Target Capital Stock.

SECTION 2.3 Interests; Subsidiaries; Branch Offices.

(a) Section 2.3(a) of the Target Disclosure Schedule describes any interest owned or controlled by Target, directly or indirectly, in any corporation, limited liability company, partnership, joint venture, association, or other business entity.

(b) Each Subsidiary is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to carry on its business as currently conducted by it. Each Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties or the presence of its employees makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

(c) Target is not a participant in any joint venture, partnership, or similar arrangement. Target has not directly or indirectly conducted business under or otherwise used, for any purpose, any fictitious, trade or assumed name.

(d) Section 2.3(d) of the Target Disclosure Schedule sets forth any branch, representative office or liaison office directly or indirectly maintained by Target as of the date hereof (the “Branch Office”). Each Branch Office is duly registered and established under the laws of the jurisdiction of its formation. Each Branch Office has the requisite power and authority to conduct the activities as permitted by the jurisdiction of its formation. Each Branch Office is duly licensed and is in good standing in each jurisdiction in which the nature of its activities, the leasing of its properties or the presence of its employees makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

(e) For each Subsidiary, Section 2.3(e) of the Target Disclosure Schedule sets forth (i) the authorized, and the issued and outstanding, capital stock or equity of such Subsidiary, and (ii) the names, addresses and holdings of any other equity holders in such Subsidiary. Except as set forth on the Target Disclosure Schedule, each Subsidiary is wholly owned by Target.

(f) All outstanding equity of each Subsidiary is duly authorized, validly issued, fully paid and non-assessable and is free of any Liens (including, but not limited to, any pledges of equity of any Subsidiary) and is not subject to statutory or similar preemptive rights, rights of first refusal, rights of first offer or similar rights created by statute, each such Subsidiary’s governance documents or any agreement to which such Subsidiary is a party or by which such Subsidiary is bound. There are no outstanding or authorized options, warrants, calls, rights, commitments or agreements of any character to which any Subsidiary is a party or by which a Subsidiary is bound obligating such Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any equity or obligating it to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such options, warrants, calls, rights, commitments or agreements.

SECTION 2.4 Authority.

(a) Target has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is or shall be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, and the execution and delivery by Target of this Agreement and the other Transaction Documents, and the consummation by Target of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Target, other than the adoption of this Agreement and approval of the Merger by the Target Required Shareholder Approval and subject to the filing of the Merger Documents with the Cayman Registrar. The board of directors of Target has approved this Agreement and declared the advisability of this Agreement and the Merger. This Agreement and each other Transaction Document to which Target is or shall be a party has been, or upon execution and delivery thereof shall be, duly and validly executed and delivered by Target and constitute, or upon execution and delivery shall constitute, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto or thereto, the valid and binding obligations of Target enforceable against Target in accordance with their respective terms.

(b) Except as set forth in Section 2.4(b) of the Target Disclosure Schedule, the execution and delivery by Target of this Agreement and the other Transaction Documents to which it is or shall be a party do not, and the consummation of the transactions by Target contemplated hereby and thereby shall not, conflict with or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Target’s Governing Documents, (ii) any Target Material Contract (as defined herein) or (iii) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation material to Target or any of its properties or assets, except in the case of clause (ii) or (iii) where such conflict, violation, default, termination, cancellation or acceleration would not be reasonably expected, individually or in the aggregate, to have a Target Material Adverse Effect.

(c) Except as would not have a Target Material Adverse Effect, no consent, approval, order or authorization of, or registration, declaration or filing with, any domestic or foreign court, administrative agency or commission or other governmental authority or instrumentality (“Governmental Entity”) is required by or with respect to Target in connection with the execution and delivery by Target of this Agreement or any other Transaction Document to which it is or shall be a party or the consummation by Target of the transactions contemplated hereby or thereby, except for (i) the filing of the Merger Documents with the Cayman Registrar, pursuant to the Companies Law, (ii) such filings as may be required under applicable federal and state securities laws of the United States and the securities laws of any other applicable jurisdiction and (iii) the filing of the documents set forth on Section 2.4(c) of the Target Disclosure Schedule with any Governmental Entity with regard to Target’s qualification to do business and to participate in programs run, sponsored or maintained by any such Governmental Entity.

SECTION 2.5 Financial Statements and No Undisclosed Liabilities.

(a) Section 2.5(a) of the Target Disclosure Schedule sets forth true and correct copies of (i) Target’s audited consolidated financial statements (balance sheet, profit and loss statement, statement of shareholders’ equity and statement of cash flows, including notes thereto) as of and for the fiscal years ended December 31, 2007 and December 31, 2008, and (ii) Target’s unaudited consolidated financial statements (balance sheet and profit and loss statement) as of and for the three (3) month period ended March 31, 2009. All financial statements described in this Section 2.5(a) are collectively referred to as the “Target Financial Statements”.

(b) The Target Financial Statements have been prepared in accordance with generally accepted accounting principles of the United States (“GAAP”) applied on a consistent basis throughout the periods indicated; provided, however, the unaudited Target Financial Statements as of and for the three (3) month period ended March 31, 2009 (the “Interim Target Financial Statements”) do not contain all footnotes required by GAAP and were or are subject to the year-end adjustments set forth on Section 2.5(b) of the Target Disclosure Schedules. The Target Financial Statements fairly present the financial condition of Target at the respective dates thereof and the operating results of Target for the periods indicated therein, subject in the case of Interim Target Financial Statements to the absence of any footnotes. The Target Financial Statements are based on, and were prepared from, the books and records of Target. All accounting policies utilized by Target in 2009 are consistent with the accounting policies utilized by Target in preparing the 2007 and 2008 audited financial statements.

(c) Except as set forth in Section 2.5(c) of the Target Disclosure Schedule, neither Target nor, to the knowledge of Target, its independent auditors, have identified (A) any significant deficiency or material weakness in the preparation of the Target Financial Statements, (B) any fraud, whether or not material, that involves Target’s management or other employees who have a role in the preparation of financial statements or (C) any claim or allegation of such fraud.

(d) Except as set forth in the Target Financial Statements, Target has no material liabilities, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to March 31, 2009 or incurred in connection with the transactions contemplated by this Agreement, (ii) liabilities or obligations under contracts and commitments incurred in the ordinary course of business or (iii) liabilities or obligations not required under GAAP to be reflected in the Target Financial Statements. Except as disclosed in the Target Financial Statements, Target is not a guarantor or indemnitor of any indebtedness of any other person or entity.

SECTION 2.6 Absence of Certain Changes. Since March 31, 2009 through the date hereof, there has not been:.

(a) any material change in the assets, liabilities, financial condition or operating results of Target from that reflected in the Target Financial Statements, except changes in the ordinary course of business or in connection with the transactions contemplated by this Agreement;

(b) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, financial condition, operating results, prospects or business of Target (as such business is currently conducted and as it is currently proposed to be conducted on a stand alone basis);

(c) any satisfaction or discharge of any Lien or payment of any obligation by Target, except in the ordinary course of business and that is not material to the assets, properties, financial condition, operating results or business of Target (as such business is currently conducted and as it is currently proposed to be conducted on a stand alone basis);

(d) any material change or amendment to a Target Material Contract;

(e) any material change in any material compensation arrangement or material agreement with any employee;

(f) any sale, assignment, license or transfer of any Target Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business);

(g) any resignation or termination of employment of any key employee or officer of Target;

(h) any Lien created by Target with respect to any of its material properties or assets, except liens for Taxes not yet due or payable or Permitted Liens;

(i) any loans or guarantees made by Target to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of business;

(j) any declaration, setting aside or payment or other distribution in respect of any Target Capital Stock, or any direct or indirect redemption, purchase or other acquisition of any of such Target Capital Stock by Target;

(k) to Target’s knowledge, any other event or condition of any character that might materially and adversely affect the assets, properties, financial condition, operating results, prospects or business of Target; or

(l) any agreement or commitment by Target to do any of the things described in this Section 2.6.

SECTION 2.7 Litigation. Except as set forth in Section 2.7 of the Target Disclosure Schedule, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, to which Target is a party, or, to the knowledge of Target, currently threatened against Target or any of its properties or officers or directors (in their capacities as such), except for the registration, prosecution and maintenance of Target Intellectual Property in the ordinary course of business. There is no judgment, decree or order against Target or any of its directors or officers (in their capacities as such), or, to the knowledge of Target, currently threatened (including, but not limited to, by means of a demand), that:

(a) questions the validity of this Agreement;

(b) questions the right of Target to enter into this Agreement or to consummate the transactions contemplated hereby;

(c) could reasonably be expected to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement; or

(d) could reasonably be expected to have a Target Material Adverse Effect.

The foregoing includes, without limitation, actions, suits, proceedings or investigations, pending or threatened, involving the prior employment of any of Target’s employees, such employees’ use in connection with Target’s business of any information or techniques allegedly proprietary to any of such employees’ former employers or such employees’ obligations under any agreements with prior employers. Target is not a party to, or, to Target’s knowledge, subject to the provisions of (without being a party to), any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by Target currently pending or that Target intends to initiate.

SECTION 2.8 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Target that has or would reasonably be expected to have the effect of prohibiting any current business practice of Target, any acquisition of property by Target or the conduct of business by Target as currently conducted, other than the license restrictions set forth in Section 2.8 of the Target Disclosure Schedule, none of which would reasonably be expected to have a Target Material Adverse Effect. Target has not granted exclusive rights to develop, manufacture, produce, assemble, license, market, or sell its products to any third party.

SECTION 2.9 Title to Property. Other than to Target Intellectual Property (as defined herein), Target has (a) good and marketable title to all of its properties, interests in properties and assets, real and personal, that are necessary for the conduct of its business as presently conducted, reflected in the Interim Target Financial Statements or acquired after the date of the Interim Target Financial Statements (except properties, interests in properties and assets sold or otherwise disposed of in the ordinary course of business since the date of the Interim Target Financial Statements), or (b) with respect to leased properties and assets, valid leasehold interests therein, in each case free and clear of all Liens, except (i) Liens for current Taxes which are not yet due and payable or which are being contested in good faith, (ii) Liens arising by operation of law or statutory liens, (iii) Liens that arise under leasing arrangements relating to equipment or other personal property transferred, and (iv) Liens that arise under zoning, land use and other similar laws and other imperfections of title or encumbrances, if any, which do not materially impair the marketability or use of the property subject thereto as used as of the Effective Time, (clauses (i) through (iv), collectively, “Permitted Liens”). All material plant, property and equipment of Target that are used in the operations of its business are in sufficiently good operating condition and repair, except for ordinary wear and tear. All properties used in the operations of Target are reflected in the Target Financial Statements to the extent GAAP requires the same to be reflected. Target owns no real property.

SECTION 2.10 Target Intellectual Property.

(a) “Target Owned Software” includes all software owned by Target, including owned software programs included in or developed for inclusion in Target’s products. Except as otherwise described in Section 2.10 of the Target Disclosure Schedule, Section 2.10(a) of the Target Disclosure Schedule sets forth (i) under the caption “Target Owned Software” a complete list by file name of all material computer programs (source code or object code) owned by Target, including owned software programs included in or developed for inclusion in Target’s products, and (ii) under the caption “Target Licensed Software” a complete list by file name of all material computer programs (source code or object code) licensed to Target by any third party (excluding off-the-shelf software programs that have an acquisition price greater than $1.00 and less than $5,000) and that are licensed by Target to any third party (collectively, the “Target Licensed Software” and, together with the Target Owned Software, the “Target Software”). Target is in actual possession of the source code and object code for each computer program included in the Target Owned Software. Target is in actual possession of or has access to the object code and user manuals (if any) for each computer program included in the Target Licensed Software.

(b) Section 2.10(b) of the Target Disclosure Schedule sets forth a complete list (including, to the extent applicable, registration number, application or file numbers, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, and names of all current applicant(s) and registered owner(s)) of all currently subsisting patents, registered trademarks and/or service marks, domain names and registered copyrights owned by Target, alone or jointly with others, and all applications for registration of any of the foregoing, including any additions thereto or extensions, continuations, renewals, reissues or divisions thereof (collectively, together with all trade dress, trade secrets, chip designs (including design bases, layouts, and resistor-transistor logic), reference designs, simulations, processes, formulae, designs, know-how, inventions, Target Owned Software and other intellectual property rights that are owned by Target, the “Target Intellectual Property”). Correct and complete copies of each registration or application for registration (not including any file wrappers or other related documents to such registration) covering any of the Target Intellectual Property which is registered with, or in respect of which any application for registration has been filed with, any Governmental Entity have been provided to Acquiror. All assignments of registrations or applications for registration covering any of the Target Intellectual Property have been properly executed and recorded. All issuance, renewal, annuity, maintenance and other payments related to the filing, prosecution or maintenance of the registered or applied-to-be-registered Target Intellectual Property that have become due have been timely paid, or will be timely paid, by or on behalf of Target. Except as set forth in Section 2.10(b) of the Target Disclosure Schedule, no issuance, renewal, annuity, maintenance or other payments related to the filing, prosecution or maintenance of the registered or applied-to-be-registered Target Intellectual Property will become due within 90 days after the Closing Date.

(c) All Target Intellectual Property is owned exclusively by Target and a description of the intercompany ownership of all Target Intellectual Property is set forth in Section 2.10(c) of the Target Disclosure Schedule. Except as described in Section 2.10(c) of the Target Disclosure Schedule, all material rights to Target Intellectual Property developed or acquired by Auvitek Corporation, Auvitek Shanghai, Ltd., Auvitek Hong Kong Limited or any branch office, liaison office or representative office of the preceding entities or any employees of the foregoing were assigned, directly or indirectly, to Auvitek International, Ltd. at the time of development or acquisition of such Target Intellectual Property. Except as set forth in Section 2.10(c) of the Target Disclosure Schedule, Target has good, marketable and exclusive title to use, the Target Intellectual Property free and clear of all Liens, other than Liens appurtenant to license agreements specifically identified in the Section 2.10(l) of the Target Disclosure Schedule. To the knowledge of Target, there are no inventorship challenges, reissue, re-examination, opposition or nullity proceedings or interferences declared, commenced, or threatened with respect to any patents or patent applications included in the Target Intellectual Property. Target has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of Target and has made no material misrepresentation in such applications.

(d) Except as set forth in Section 2.10(d) of the Target Disclosure Schedule, material Target Intellectual Property has been conceived, designed and authored by (i) regular employees of Target within the scope of their employment, or (ii) independent contractors of Target who have executed valid and binding agreements expressly assigning to Target all right, title and interest in any inventions and works of authorship, whether or not patentable, that were invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for Target, and all intellectual property rights therein. Target is not a party to any agreement that contains restrictions on the ability of Target or any of its successors or assigns to sell, license, lease, transfer, use, reproduce, distribute, modify or otherwise exploit any Target Intellectual Property, except for license rights Target has granted in the agreements specifically identified in Section 2.10(l) of the Target Disclosure Schedule. Auvitek International, Ltd. is not a party to any agreement that contains material restrictions on the ability of it or any of its successors or assigns to sell, license, lease, transfer, use, reproduce, distribute, modify or otherwise exploit any Target Intellectual Property, except for license rights Auvitek International, Ltd. has granted in the agreements specifically identified in Section 2.10(l) of the Target Disclosure Schedule.

(e) Each item of Target Intellectual Property and Target Software will be owned or available for use by Surviving Corporation immediately following the Closing on substantially the same terms and conditions as it was owned or available for use by Target immediately prior to the Closing, except for those agreements identified in Section 2.10(e) of the Target Disclosure Schedule.

(f) Except as set forth in Section 2.10(f) of the Target Disclosure Schedule, Target has taken reasonable measures to protect the proprietary nature of each material item of Target Intellectual Property, and information that Target currently considers to be its trade secrets and confidential information that is included in such Target Intellectual Property. Without limiting the foregoing, Target has enforced a commercially reasonable policy of requiring each employee, consultant, contractor, intern, and potential business partner or investor to execute proprietary information and confidentiality agreements materially and substantially consistent with Target’s standard forms thereof (complete and current copies of which have been delivered to Acquiror). To its knowledge, Target has complied in all material respects with all applicable contractual and legal requirements pertaining to information, confidentiality, privacy and security. No material complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been made or threatened against Target. To Target’s knowledge, there has been no: (i) material unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of Target, or (ii) material breach of Target’s security procedures wherein such third party proprietary or confidential information has been disclosed to a third person.

(g) Target does not own any registered trademarks which are used in any way in connection with the current or past conduct of Target business.

(h) All material copyrights of Target included in the Target Intellectual Property which are used in any way in connection with the current or past conduct of the business of Target relate to works of authorship (i) created by (A) employees of Target within the scope of their employment and who have assigned all of their rights (without limitation or reservation) to Target pursuant to enforceable written agreements, or (B) independent contractors who have assigned all of their rights (without limitation or reservation) to Target pursuant to enforceable written agreements, or (ii) acquired from the original author(s) or subsequent assignees. The works covered by such copyrights were not copies of nor derived from any work for which Target does not own the copyrights, and to Target’s knowledge no other person has any claim to authorship or ownership of any part thereof.

(i) Target has valid registrations for each of the domain names set forth in Section 2.10(b) of the Target Disclosure Schedule and there are no other domain names used in the current or past conduct of the business by Target. The registration of each such domain name is free and clear of all Liens and is in full force and effect and in full compliance with all applicable domain name registration requirements. Target has paid all fees and have adhered to and complied with all administrative policies required to maintain each registration. Target’s registrations or uses of the domain names have not been disturbed or placed “on hold” and Target has not received written notice of any claim asserted against Target adverse to its rights to such domain names.

(j) To Target’s knowledge, neither the operation of Target’s business as currently or previously conducted nor the sale, license, lease, transfer, use, reproduction, distribution, modification or other exploitation by Target or any of its resellers or distributors (without any obligation to investigate with respect to the resellers and distributors) as currently or previously conducted of any Target Software or Target Intellectual Property (i) infringes on any registered patent, trademark, copyright or other intellectual property right of any other person, or (ii) constitutes a misuse or misappropriation of any trade secret, know-how, process, proprietary information or other right of any other person. Target has not received any complaint, assertion, threat or allegation or otherwise (or any notice of any lawsuit, claim, demand, proceeding or investigation) involving matters of the type contemplated by the immediately preceding sentence, and Target is not aware of any facts or circumstances that could reasonably be expected to give rise to any such lawsuit, claim, demand, proceeding or investigation. Target has not received any request or demand for indemnification or defense from any reseller, distributor, customer, user, or any other third party. Target has not obtained any legal opinions, studies and analyses relating to any alleged or potential infringement, violation or misappropriation of the nature described above.

(k) To Target’s knowledge, no person (including any current or former employee or consultant of Target) is infringing, violating or misappropriating any of the Target Intellectual Property. Target has taken all commercially reasonable steps to protect and enforce the Target Intellectual Property. Target has not obtained any analyses, legal opinions related to any infringement, violation or misappropriation of any Target Intellectual Property and has not filed any complaints, claims, notices or threats concerning the infringement, violation or misappropriation of any Target Intellectual Property.

(l) Section 2.10(l) of the Target Disclosure Schedule identifies each agreement pursuant to which Target has assigned, transferred, licensed or distributed to any third party, or covenanted not to assert any right against any third party with respect to, any Target Intellectual Property or Target Owned Software. Except as disclosed in Section 2.10(l) of the Target Disclosure Schedule, Target has not agreed to indemnify any person against any infringement or misappropriation of any intellectual property rights. Target is not a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any intellectual property to any person.

(m) Section 2.10(m) of the Target Disclosure Schedule identifies each item of third party intellectual property licensed by Target and all agreements pursuant to which Target receives any right to use, exercise or practice intellectual property rights of a third party (excluding off-the-shelf software programs that have an acquisition price greater than $1.00 and less than $5,000). Target is in material compliance with all such agreements. Except as disclosed in Section 2.10(m) of the Target Disclosure Schedule, no third party intellectual property (including any inventions, methods, processes or software) is included in or, to Target’s knowledge (without any obligation to investigate and except for any unknown third party patent rights), required to conduct the business of Target as currently or previously conducted or is incorporated in the products of Target and none of the sale, license, lease, transfer, use, reproduction, distribution, modification or other exploitation as currently or previously conducted by Target of any Target Intellectual Property obligates or will obligate Target to pay any royalty, fee or other compensation to any other person.

(n) Target has not used any support, funding, resources or assistance from any Governmental Authority or quasi-governmental agency in connection with the development, creation or exploitation of the Target Intellectual Property or any facilities or equipment used in connection therewith, in a manner that has had or will have any restrictions on Target’s rights in and to the Target Intellectual Property. To the knowledge of Target, no current or former employee, consultant or independent contractor, who was involved in, or who contributed to, the creation or development of any Target Intellectual Property, has performed services for any Governmental Authority, a university, college, or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services used in the creation or development of Target Intellectual Property. Target is not party to any contract, license or agreement with any Governmental Authority that grants to such Governmental Authority any right or license with respect to the Target Intellectual Property.

(o) (i) Except as set forth on Section 2.10(o)(i) of the Target Disclosure Schedules, none of the execution, delivery and performance of this Agreement, nor the consummation of the transactions contemplated by this Agreement will: (A) constitute a material breach of or default under any instrument, license or other agreement governing any Target Intellectual Property; (B) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Target Intellectual Property; (C) result in the grant of any rights to any Target Intellectual Property to any third party; or (D) materially impair the right of the Surviving Corporation to, to the same extent that the Target currently has the right to, use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, or dispose of any Target Intellectual Property or portion thereof. (ii) Except as set forth on Section 2.10(o)(ii) of the Target Disclosure Schedules, there are no royalties, honoraria, fees or other payments payable by Target to any third person (other than salaries payable to employees and independent contractors not contingent on or related to use of their work product) as a result of the use, license-in, manufacture, sale, offering for sale, copying, distribution, or disposition of any Target Intellectual Property by Target and none shall become payable as a result of the consummation of the transactions contemplated by this Agreement. (iii) Except as set forth on Section 2.10(o)(iii) of the Target Disclosure Schedules, immediately after the Closing, all Target Intellectual Property will be fully transferable, alienable or licensable by the Surviving Corporation without payment of any kind to any third party.

SECTION 2.11 Target Products.

(a) Section 2.11(a) of the Target Disclosure Schedule contains a correct and complete list and description of all products that have been sold, licensed, leased or otherwise distributed by Target directly or indirectly through resellers (the “Target Products”).

(b) The Target Products and Target Owned Software: (i) are free from significant defects in design, workmanship and materials and substantially conforms in all material respects to the written specifications therefor; and (ii) do not contain any disabling device, virus, worm, back door, trojan horse or other disruptive or malicious code that may or are intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data other than code intended to limit use of the Target Owned Software in accordance with the license terms. Target has not received any warranty claims, contractual terminations or requests for settlement or refund due to the failure of the Target Products to meet specifications or otherwise to satisfy end user needs or for harm or damage to any third party caused by such failure.

(c) Section 2.11(c) of the Target Disclosure Schedule sets forth a complete list, by computer program, of (i) all persons other than Target that have been provided with the source code or have a right to be provided with the source code (including any such right that may arise after the occurrence of any specified event or circumstance, either with or without the giving of notice or passage of time or both) for any of the Target Owned Software, and (ii) all source code escrow agreements relating to any of the Target Owned Software (setting forth as to any such escrow agreement the source code subject thereto and the names of the escrow agent and all other persons who are beneficiaries of such escrow agreement), and identifies with specificity all agreements and arrangements pursuant to which the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby would entitle any third party or parties to receive possession of the source code for any of the Target Owned Software or any related technical documentation. Target has taken reasonable physical and electronic security measures to prevent disclosure of source code for any of the Target Owned Software.

(d) “Open Source Materials” means all software or other material that is distributed under licensing or distribution terms which: (i) prohibit or restrict a person’s ability to charge a royalty or receive consideration in connection with any permitted sublicensing or distribution of any software (including the Target Software); (ii) require the distribution or disclosure of source code (including any such requirement that may arise after the occurrence of any specified event or circumstance, for example, the GNU General Public License and the GNU Lesser General Public License); (iii) except as specifically permitted by law, grant any right or otherwise allow any person (other than Target) to decompile, disassemble or otherwise reverse-engineer any software, or (iv) require the licensing of any software for the purpose of making derivative works. Except as disclosed in Section 2.11(d) of the Target Disclosure Schedule, Target has not used Open Source Materials, or distributed Open Source Materials in conjunction with the Target Owned Software. Furthermore, Target’s distribution of any of the items set forth in Section 2.11(d) of the Target Disclosure Schedule complies with the license agreements that govern Target’s use, distribution or modification of such items, including without limitation, any copyright notice, acknowledgement, and attribution requirements of any applicable license agreements.

SECTION 2.12 Environmental Matters. Target is and has at all times operated its business in compliance with all Environmental Laws (as defined below), except for any non-compliance that would not have a Target Material Adverse Effect, and, to Target’s knowledge, no material expenditures are required in order to comply (in the conduct of the business as currently conducted or as it is currently proposed to be conducted on a stand alone basis) with such Environmental Laws, as in effect on the date hereof, after the Closing Date. “Environmental Laws” means all applicable statutes, rules, regulations, ordinances, orders, decrees, judgments, permits, licenses, consents, approvals, authorizations, and governmental requirements or directives or other obligations lawfully imposed by a Governmental Entity under federal, state, local or foreign law pertaining to the protection of the environment, protection of public health, protection of worker health and safety, the treatment, emission or discharge of gaseous, particulate or effluent pollutants, or the handling of hazardous materials, including without limitation, the Clean Air Act, 42 U.S.C. § 7401, et seq., the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. § 9601, et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1321, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901, et seq., Restriction on Hazardous Substances Directive, 2002/95/EC, the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq and the Waste Electrical and Electronic Equipment Directive, 2002/96/EC.

SECTION 2.13 Taxes.

(a) All Tax Returns (as hereinafter defined) required to have been filed with any Tax Authority (as hereinafter defined) prior to the date hereof by or on behalf of Target (including any Tax Return filed or required to have been filed on a consolidated, combined, unitary or similar basis in which Target was included or was required to have been included if Target would be liable for any portion of any Tax required to have been shown on such Tax Return) (collectively, “Target Tax Returns” and individually a “Target Tax Return”), have been filed with the relevant Tax Authority and all such Target Tax Returns are accurate and complete in all material respects. All Taxes required to have been paid have been paid. All Taxes required by law to have been withheld or collected by Target (including, but not limited to, Taxes required to have been withheld with respect to amounts paid or owing to any officer, employee, creditor, shareholder, independent contractor or other person) have been withheld and collected and, to the extent required by law, have been timely paid, remitted or deposited to or with the relevant Tax Authority. There is not in force any extension of time with respect to the due date for the filing of any Target Tax Return that has not been filed.

(b) There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon any assets of the Target.

(c) To the extent required by GAAP, the Interim Target Financial Statements accrue all material liabilities for Taxes payable after the date of the Interim Target Financial Statements with respect to all transactions and events occurring on or prior to such date. No material Tax liability since the date of the Interim Target Financial Statements has been incurred by Target other than in the ordinary course of business or in connection with the transactions contemplated by this Agreement.

(d) Target has previously provided or made available to Acquiror true and correct copies of all Target Tax Returns relating to income, franchise, and sales Taxes relating to taxable periods ending on or after December 31, 2005. No closing agreement pursuant to Section 7121 of the Code or any agreement under any similar provision of any state, local or foreign law has been entered into with any Tax Authority by or with respect to Target that requires Target to adjust any Tax items of Target in any Target Tax Return due after the date hereof.

(e) No extension or waiver of the limitation period applicable to assessment of any Target Tax liabilities has been granted that is still in effect. Except as set forth on Section 2.13(e) of the Target Disclosure Schedules, there is no material claim, audit, action, suit, proceeding, or (to the knowledge of Target) investigation now pending or (to the knowledge of Target) threatened in respect of any Tax liability of Target, and Target has not received written notice from any Tax Authority of its intent to examine or audit any Target Tax Returns. No notice of deficiency, proposed notice of deficiency, audit adjustment, proposed audit adjustment or similar document of any Tax Authority has been received in writing by Target in respect of any Tax liability of Target, and, to the knowledge of Target, no currently pending issues have been raised by any Tax Authority that could, if determined adversely to Target, materially and adversely affect the liability of Target for Taxes.

(f) Target is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement with any person not included within the definition of Target that would require Target to bear Taxes imposed on any other such person, except for agreements not dealing principally with the sharing, allocation, or indemnification of Taxes and in which the provisions dealing with Taxes are of a type typically included in such agreements (such as acquisition agreements, employment agreements, leases and loan agreements).

(g) Target is in material compliance with all the terms and conditions of any aid specifically granted to Target by a Governmental Authority in the nature of Tax incentives or benefits that are currently claimed by Target.

(h) Target has never been a “distributing” or “controlled” corporation within the meaning of Section 355 of the Code in any transaction intended to qualify under such section or any corresponding provision of foreign or state law. Target is not a party to any joint venture, partnership, or other arrangement or contract that is treated as a partnership for federal income tax purposes.

(i) There are no requests for rulings, outstanding subpoenas or unsatisfied written requests from any Tax Authority for information with respect to Taxes of Target. No written claim has been made that Target (or any group of entities for which Target is or would be liable for Taxes assessed against such group) is subject to Tax by a Tax Authority in any state or locality where Target (or such group) did not either (i) file any income, franchise, sales, use, payroll, unemployment, or similar Target Tax Returns or (ii) pay income, franchise, sales, use, payroll, unemployment, or similar Taxes. No Target Tax Return filed with respect to any taxable period ending on or after December 31, 2004 contains a disclosure statement under Section 6662 of the Code or any predecessor provision or comparable provision of state, local or foreign law.

Target has not at any time participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1).

(j) Target will not be required to include any amount in taxable income, nor will it be required to reduce its deductions, tax credits or tax basis, for any taxable period ending after the Closing Date as a result of any (i) change in accounting method pursuant to Section 481(a) of the Code or any comparable provision of state, local or foreign Tax law effected in a taxable period ending before the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date, but only to the extent amounts related to such sale or transactions are reflected as an asset in Cashless Working Capital; (iii) prepaid amount received on or prior to the Closing Date; or (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law).

(k) Target is not a party to or bound by any closing agreement, offer in compromise or any other similar agreement with any Tax Authority (excluding binding elections reflected in Target Tax Returns previously filed).

(l) Except as set forth on Section 2.13(l) of the Target Disclosure Schedules, to the extent Target has filed a California franchise or income tax return, Target has not made an election to calculate its liability for California franchise or income tax utilizing the “water’s edge” method.

(m) No Subsidiary of Target that has filed United States federal income Tax Returns has any overall foreign loss accounts or separate limitation loss accounts within the meaning of Section 904 of the Code and the Treasury Regulations thereunder.

(n) Section 2.13(n) of the Target Disclosure Schedule (i) lists each state within the United States where Target has at any time since 2004 filed a Tax Return and (ii) in cases where Target has filed a Tax Return, identifies the types of Tax Return (e.g. sales and use Tax Return, employee payroll taxes, or income Tax Return) that have been filed.

(o) Target is not liable for the Taxes of any other person as a transferee or successor, by contract or otherwise.

(p) For purposes of this Agreement, the following terms have the following meanings: “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any and all taxes payable to a Governmental Entity, including, without limitation, (i) any federal, state, local or foreign net income, estimated, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, value added, net worth, capital, capital stock, unemployment, disability, transaction, goods and services, unclaimed property, escheatment claims, license, withholding, payroll, employment, social security, social insurance, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom, duty or other tax or similar governmental fee, assessment or charge, together with any interest, penalty, addition to tax or additional amount with respect thereto imposed by any Governmental Entity responsible for administration of such tax (a “Tax Authority”), and (ii) as a result of the application of Treasury Regulation Section 1.1502-6 or any comparable provision of state, local or foreign law. “Tax Return” (and, with correlative meaning, “Tax Returns”) means any return, declaration, report, statement, information statement and other document required to be filed or filed with a Tax Authority with respect to Taxes, including any claims for refunds of Taxes and any amendments or supplements of any of the foregoing.

SECTION 2.14 Employee Benefit Plans.

(a) For all purposes under this Section 2.14, “ERISA Affiliate” shall mean each person (as defined in Section 3(9) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that, together with Target, is or has been treated as a single employer under Section 4001(b) of ERISA or Section 414 of the Code within the past six years. Except for each Target Plan (as hereinafter defined) listed on the Target Disclosure Schedule, neither Target nor any ERISA Affiliate maintains, is a party to, or contributes to (or is required to contribute to), and no employee or former employee of Target or any ERISA Affiliate (or any of their dependents or beneficiaries) receives or is entitled to receive any benefits under any of the following, each of which is a “Target Plan” (and each Target Plan that is currently maintained is a “current Target Plan”):

(i) Any employee benefit plan, as defined in Section 3(3) of ERISA;

(ii) Any material bonus, deferred compensation, incentive, restricted stock, stock purchase, stock option, stock appreciation right, phantom stock, supplemental pension, executive compensation, cafeteria, dependent care, director or employee loan, fringe benefit, sabbatical, severance (including any termination pay or similar plan, program, policy, agreement or arrangement) plan; personnel policy; collective bargaining agreement; workers’ compensation program; vacation policy; voluntary employees’ beneficiary association (“VEBA”); consulting agreement; employment agreement; and other employee benefit plan, agreement, arrangement, program, practice, or understanding; and

(iii) Any plan, arrangement, agreement, program, policy, practice or understanding, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, which provides benefits to employees outside of the United States.

(b) Neither Target nor any ERISA Affiliate maintains or has maintained or established, at any time within the past six years, (i) any defined benefit plan, as defined in Section 3(35) of ERISA or (ii) any multiemployer plan, as defined in Section 3(37) of ERISA.

(c) Target has provided to Acquiror complete, accurate and current copies of each of the following:

(i) The text (including amendments not incorporated into the documentation for each such plan) of each current Target Plan, to the extent reduced to writing, all related trust documents (including, but not limited to, any tax-exempt trust, secular trust, VEBA, and “rabbi trust” documents), if applicable, all amendments thereto, and all associated contracts (including, but not limited to, insurance contracts,

HMO/PPO/POS policy agreements and certificates, recordkeeping contracts, trustee contracts, and third party administrator contracts);

(ii) A summary of each current Target Plan, to the extent not previously reduced to writing;

(iii) With respect to each current Target Plan that is an employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to ERISA, the following:

(1) The most recent summary plan description, as described in Section 102 of ERISA;

(2) Any summary of material modifications that has been distributed to participants but has not been incorporated in an updated summary plan description furnished under Section 2.14(c)(iii)(1) hereof; and

(3) The annual report, as described in Section 103 of ERISA, and (where applicable) actuarial reports, for the two most recent plan years for which an annual report or actuarial report was required under ERISA.

(iv) With respect to each Target Plan that is intended to qualify under Section 401(a) of the Code the most recent determination or opinion letter concerning such Target Plan’s qualification under Section 401(a) of the Code, as issued by the Internal Revenue Service (“IRS”), and any subsequent determination letter application.

(v) Each Target Plan complied (and complies with respect to each current Target Plan) in form and operation with the requirements of all applicable laws, including any applicable foreign laws, in all material respects.

(d) With respect to each Target Plan that is subject to COBRA, the applicable requirements of COBRA (and similar United States’ state laws) have been satisfied in all material respects by Target and each ERISA Affiliate.

(e) Each Target Plan that is intended to be tax-qualified for Federal income tax purposes has been the subject of a favorable determination or opinion letter, as applicable, from the Internal Revenue Service to the effect that such Target Plan is qualified and its related trust exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination, or opinion letter has been revoked nor, to the knowledge of Target, has revocation been threatened. Each such Target Plan, since receipt of the most recent favorable determination or opinion letter, has not been amended or operated in a way that would reasonably be expected to adversely affect its qualified status, nor has any such Target Plan been amended since the date of its most recent determination letter or application therefore in any respect that would reasonably be expected to adversely affect its qualification.

(f) Neither Target nor any ERISA Affiliate has any termination, termination insurance or withdrawal liability under Title IV of ERISA.

(g) All contributions, premiums or other payments due under any Target Plan for periods prior to the Effective Time have in all material respects been fully paid or adequately provided for on the books and financial statements of Target. All accruals (including, where appropriate, proportional accruals for partial periods) under any Target Plan for periods prior to the Effective Time have in all material respects been made.

(h) There are no actions, suits, or claims pending (other than routine claims for benefits) or, to the knowledge of Target threatened against, or with respect to, any Target Plan or associated assets.

(i) No act, omission, or transaction has occurred that would result, directly or indirectly, through its or his own liability, indemnification, or otherwise, in imposition on Target of (i) material breach of fiduciary duty liability damages under Section 409 of ERISA, (ii) any material liability under Section 502 of ERISA, or (iii) a material tax or penalty on, or material administrative burden for correcting any, prohibited transactions imposed by Section 4975 of the Code or sanctions imposed under Title I of ERISA.

(j) There is no matter pending (other than routine qualification determination filings) with respect to any Target Plan before the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation, or other governmental authority.

(k) Except as otherwise required by applicable law or the terms of the relevant Target Plans or as contemplated by the terms of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) require Target to make a larger contribution to, or pay greater benefits or provide other rights under, any Target Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, (ii) create or give rise to any additional vested rights or service credits under any Target Plan, (iii) conflict with the terms of any Target Plan, or (iv) substantially impair the rights of Target under any Target Plan or related funding instrument.

(l) No Target Plan provides retiree medical or other retiree welfare benefits to any individual, and Target is not contractually or otherwise obligated (whether or not in writing) to provide any individual with medical or other welfare benefits upon retirement or termination of employment, other than as required by COBRA (and similar United States’ state laws) or as benefits in the nature of severance payments pursuant to one or more of the employment contracts set forth on the Target Disclosure Schedule.

(m) Except as described in Section 2.14(m) of the Target Disclosure Schedule, no condition exists that would prevent the amendment or termination of any Target Plan without material liability, other than the (i) obligation for ordinary benefits accrued prior to the termination of such Target Plan and (ii) payment of any insurance premiums and plan administration fees for the remaining term of the applicable contract.

(n) Target has not announced or agreed to any changes to any Target Plan that would cause an increase in benefits (or the creation of new benefits) under any such Target Plan.

(o) There is no loan outstanding to any executive officer or director of Target that was arranged or provided by Target.

(p) Each Target Plan that provides “nonqualified deferred compensation” (within the meaning of Section 409A of the Code) has been maintained since January 1, 2005 in a manner that is reasonably expected to result in good faith compliance with Section 409A of the Code and the guidance issued thereunder (including, but not limited to IRS Notice 2005-1, and the proposed or final Treasury regulations issued pursuant to Section 409A of the Code, as applicable), and the “exercise price” of any “stock right” (within the meaning of Section 409A of the Code) under a Target Plan that was unvested as of January 1, 2005, has never been less than the fair market value of the underlying stock as of the date of grant of such stock right (as determined in accordance with Section 409A of the Code).

(q) Each Target Plan that is a “nonqualified deferred compensation plan of a nonqualified entity” (within the meaning of Section 457A of the Code) has been maintained since January 1, 2009 in a manner that is reasonably expected to result in good faith compliance with Section 457A of the Code and the guidance issued thereunder (including, but not limited to IRS Notice 2009-8, as applicable).

(r) Within the meaning of Section 280G of the Code, neither Target nor its affiliates is a party to any contract or arrangement covering any “disqualified individual” that would require it to make a payment in connection with the Merger that would not be deductible by reason of Section 280G of the Code.

SECTION 2.15 Employees and Consultants.

(a) Section 2.15 of the Target Disclosure Schedule sets forth a complete list of all individuals employed by Target as of the date hereof, the position and base compensation payable to each such individual and the country in which each such individual is assigned to work. The Target Disclosure Schedule lists any written (and describes any unwritten) employment agreements, consulting agreements or termination, retention, bonus or severance agreements, or written employment policies or procedures, to which Target is a party or which Target has implemented. The Target Disclosure Schedules lists the date and amount of all changes, since January 1, 2008, in compensation payable to each Target employee.

(b) Each employee of Target has executed Target’s standard form proprietary information and/or inventions agreement substantially in the forms that have been provided to Acquiror. To the knowledge of Target, none of Target’s employees is in violation thereof.

(c) Target is not a party to or subject to a labor union or other employee representative body certified or otherwise recognized for the purposes of bargaining collectively on behalf of any employee, or to a collective bargaining agreement or similar agreement or arrangement. Target is not a party to any labor or employment dispute that is pending or, to the knowledge of Target, threatened to be filed with any agency, court or tribunal, foreign or domestic. There is not now pending or, to the knowledge of Target, threatened any strike, slowdown, work stoppage, lockout, picketing, union organizing activity or unfair labor practices charge affecting Target. No strike, slowdown, work stoppage, lockout, picketing, unfair labor practice charge, or, to the knowledge of Target, union organizing activity affecting Target has occurred within the three (3) year period preceding the Closing Date.

(d) The terms of this Agreement and the consummation of the transactions contemplated herein will not violate any agreements with any of Target’s employees or, except as set forth on Section 2.15(d) of the Target Disclosure Schedule, result in (i) any amount becoming payable to any employee, consultant, director or independent contractor of Target, (ii) the acceleration of payment or vesting of any benefit, option or right to which any employee, consultant, director or independent contractor of Target may be entitled (including without limitation the acceleration of vesting under any stock option, stock purchase, or stock restriction agreement to which such person is a party), (iii) the forgiveness of any indebtedness of any employee, consultant, director or independent contractor of Target, or (iv) any cost becoming due or accruing to Target or Acquiror with respect to any employee, consultant, director or independent contractor of Target, except pursuant to applicable law.

(e) To the knowledge of Target, no employee of Target has been injured in the work place or in the course of his or her employment within the two (2) year period preceding the Closing Date, except for injuries which are covered by insurance or for which a claim has been made under workers’ compensation or similar laws.

(f) Target has complied in all material respects with the verification requirements and the record-keeping requirements of the U.S. Immigration Reform and Control Act of 1986 (“IRCA”) within the three (3) year period preceding the Closing Date; to the knowledge of Target, the information and documents on which Target relied to comply with IRCA are true and correct; there have not been any discrimination complaints filed against Target pursuant to IRCA; and there are no employment verification audits pending or anticipated with respect to Target by any U.S. federal, state or local governmental agency.

(g) Target has not received in writing or been notified in writing of any complaint by any employee, applicant or other party of any discrimination or other conduct forbidden by law or contract, including but not limited to any charges of discrimination or other claims alleging any unlawful employment action filed with any governmental agency.

(h) Target has filed all required reports and information with respect to its employees that are due prior to the Closing Date and otherwise has fully complied, within the three (3) years preceding the Closing Date, in its hiring, employment, promotion, termination, wage and hour, collective bargaining, immigration, work authorization and all other labor and employment practices with all applicable federal, state and local laws and regulations of (i) the United States including without limitation those within the jurisdiction of the United States Equal Employment Opportunity Commission and the United States Department of Labor; (ii) the People’s Republic of China, including without limitation the Labor Law and Labor Contract Law and any supplemental and implementing regulations; (iii) Taiwan, including without limitation the Labor Standards Law, Labor Pension Law, Employment Service Act and Gender Equality in Employment Act; (iv) the Cayman Islands, including without limitation the Cayman Islands Labor Law; and (v) any other applicable jurisdiction, except in each case where the failure to do so would not result in a Target Material Adverse Effect.

(i) During the three (3) years preceding the Closing Date, Target has not, and shall not have, taken any action which, on its own or in combination with other actions, constitutes a “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”) or otherwise triggers notice requirements or liability under any local, state or federal law requiring notice in the event of a plant closing, mass layoff, facility relocation or similar event.

(j) To the knowledge of Target, none of Target’s employees or contractors is obligated under any agreement, commitment, judgment, decree, order or otherwise that would interfere with the use of his or her reasonable efforts to promote the interests of Target or that would conflict with any of Target’s business as conducted.

SECTION 2.16 Related-Party Transactions. No employee, officer or director of Target or member of his or her immediate family is indebted to Target, nor is Target indebted (or committed to make loans or extend or guarantee credit) to any of them, other than advances for reasonable business expenses in the ordinary course of business consistent with past practices. To Target’s knowledge, none of such persons owns directly or indirectly more than 5% of the equity securities of any entity with which Target is affiliated or with which Target has a material business relationship, or any entity that competes with Target, except to the extent that employees, officers, or directors of Target and members of their immediate families own stock in publicly-traded companies that may compete with Target. To the knowledge of Target, no member of the immediate family of any officer or director of Target is directly or indirectly interested in any Target Material Contract.

SECTION 2.17 Insurance. All of Target’s policies of insurance and bonds as of the date hereof are listed on Section 2.17 of the Target Disclosure Schedules. Target has policies of insurance and bonds of the type and in amounts adequate for the business as currently conducted. There is no claim pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and, to its knowledge, Target is otherwise in compliance in all material respects with the terms of such policies and bonds. Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

SECTION 2.18 Compliance with Laws; Permits; Import - Export Control Matters.

(a) Except as would not be reasonably expected to have a Target Material Adverse Effect, Target has complied with, is not in violation of, and has not received any written notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business.

(b) Target has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as currently conducted by it, the lack of which would be reasonably expected to result in a Target Material Adverse Effect, and, to Target’s knowledge, it can obtain, without unreasonable expense, any similar authority for the conduct of its business as currently planned to be conducted on a stand alone basis. Target is not in default in any material respect under any of such franchises, permits, licenses, or other similar authority.

(c) Target has complied in all material respects with all applicable export and re-export control laws or regulations, including but not limited to the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, and the International Traffic in Arms Regulations maintained by the Department of State and any applicable anti-boycott compliance regulations. Target has not directly or indirectly sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or person prohibited by the laws or regulations of the United States, without obtaining prior authorization from the competent government authorities as required by those laws and regulations. Target is in compliance in all material respects with all applicable import laws, including Title 19 of the U.S. Code (Customs Duties) and Title 19 of the Code of Federal Regulations.

(d) No action, proceeding, writ, injunction, claim, request for information or subpoena is pending or, to Target’s knowledge, threatened, concerning or relating to any export or import activity of Target. No voluntary self disclosures have been filed by or for Target with respect to any violations of any export and re-export control and import laws or regulations.

SECTION 2.19 Brokers’ and Finders’ Fees. Other than fees payable to Pagemill Partners, LLC, Target has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

SECTION 2.20 Vote Required. The affirmative vote of (i) 50% of the shareholders of Target and (ii) the holders of at least (A) 75% in value of the outstanding shares of the Target Capital Stock voting together as a single class, (B) 66 2/3% in value of the outstanding Target Series A Preference Shares, voting as a class, (C) a majority in value of the outstanding Target Series B Preference Shares, voting as a class, and (D) a majority in value of the outstanding Target Series C Preference Shares, voting as a class, are the only votes of the holders of any class or series of Target share capital necessary to approve any transaction contemplated by this Agreement (the “Target Required Shareholder Approval”).

SECTION 2.21 Trade Relations.

(a) Target has not within the past three (3) years terminated its relationship with or refused to ship products to any dealer, distributor, original equipment manufacturer, third party marketing entity or customer which had theretofore paid or been obligated to pay Target in excess of $25,000 over any consecutive twelve (12) month period. No claims have been communicated to Target in writing or, to Target’s knowledge, threatened against Target with respect to wrongful termination of any dealer, distributor or any other marketing entity, discriminatory pricing, price fixing, unfair competition, false advertising, or any other violation of any laws or regulations relating to anti-competitive practices or unfair trade practices of any kind.

(b) Neither Target nor, to Target’s knowledge, any officer, director, employee or agent of Target (or any other person or entity acting on behalf of Target), acting alone or together, has, directly or indirectly, given or agreed to give any gift, benefit, contribution, entertainment or other thing of value to any employee or official of any Governmental Entity or other entity who is or may be in a position to help or hinder Target (or assist Target in connection with any actual or proposed transaction), for the purpose of causing such employee or official to take some action or make some omission, obtaining or retaining business for Target or otherwise assisting Target and which, in any such case, would reasonably be expected to subject Target to any material damage or penalty in any domestic or foreign civil, criminal, administrative or regulatory proceeding. For the avoidance of doubt, this Section 2.21(b) shall include, but not be limited to, the U.S. Foreign Corrupt Practices Act.

SECTION 2.22 Customers and Suppliers. As of the date hereof, no customer that individually accounted for more than 5% of Target’s gross revenues during the twelve (12) month period preceding the date hereof, and no material supplier of Target, has (i) canceled or otherwise terminated, or made any written threat to Target to cancel or otherwise terminate, its relationship with Target for any reason, including, without limitation, the consummation of the transactions contemplated hereby, or (ii) at any time on or after December 31, 2008, materially decreased its services or supplies to Target, in the case of any such supplier, or its usage of the services or products of Target, in the case of such customer. To Target’s knowledge, no such supplier or customer intends to cancel or otherwise terminate its relationship with Target or to materially decrease its services or supplies to Target or its usage of the services or products of Target, as the case may be.

SECTION 2.23 Material Contracts. Except for the contracts set forth in Section 2.23 of the Target Disclosure Schedule (collectively, the “Target Material Contracts”), Target, as of the date hereof, is not a party to or bound by any material contract, including without limitation:

(a) any contract for capital expenditures or the purchase of materials, supplies, equipment or services involving, in each case, more than $25,000 in any twelve (12) month period;

(b) any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(c) any contract limiting the legal right of Target to engage in any business or line of business or to compete with any other person or entity;

(d) any contract prohibiting Target from soliciting employees of another person;

(e) any contract pursuant to which Target leases any real property;

(f) any agreement of guarantee, indemnification, or assumption of any indebtedness of any third party, other than advances for travel and other appropriate business expenses in the ordinary course of business;

(g) any license, sublicense or other agreement to which Target is a party (or by which it or any Target Intellectual Property is bound or subject) and pursuant to which any third party has been or may be assigned, authorized to use, or given access to any Target Intellectual Property, other than licenses, sublicenses and other agreements with actual or potential customers, suppliers, consultants, resellers, distributors or other business partners or investors in the ordinary course of business;

(h) any license, sublicense or other agreement pursuant to which Target has been assigned or authorized to use any third party intellectual property that is incorporated in and forms a material part of any current product, service or offering of Target;

(i) any agreement pursuant to which Target has deposited or is required to deposit with any third party, all or part of the source code (or any algorithm or documentation contained in or relating to any source code) of any Target Intellectual Property;

(j) any agreement that obligates Target to indemnify, hold harmless or defend any other third party with respect to any assertion of breach of any fiduciary duty, personal injury, damage to property or intellectual property infringement, misappropriation or violation (in each case outside of the ordinary course of business); and

(k) any material agreement with a Governmental Entity.

SECTION 2.24 No Breach of Material Contracts; Other Instruments. Target has performed, in all material respects, all of the obligations required to be performed by it under each Target Material Contract and is entitled to all material accrued benefits under, and to Target’s knowledge, Target is not alleged to be in default with respect to, any Target Material Contract. Each of the Target Material Contracts is in full force and effect, and there exists no default or event of default or event, occurrence, condition or act with respect to Target or, to Target’s knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of the time or the happening of any other event or conditions, would become a default or event of default under any Target Material Contract. Correct and complete copies of all Target Material Contracts have been delivered or made available to Acquiror or its advisors. Target is not in violation or default of any provision of the Target Governing Documents.

SECTION 2.25 Third-Party Consents. The Target Disclosure Schedule lists all Target Material Contracts that require a notice, consent or waiver as a result of the Merger.

SECTION 2.26 Complete Copies of Minute Books and Other Materials. The minute books of Target made available to Acquiror or its advisors contain a complete and accurate summary of all meetings of directors and shareholders or actions by written consent since the time of formation of Target through the date of this Agreement, and accurately reflect all actions taken by the directors and the shareholders in such minutes.

SECTION 2.27 Accounts Receivable. Section 2.27 of the Target Disclosure Schedule contains a list of accounts receivable of Target as of March 31, 2009 and such list shows a complete breakdown and aging of all accounts receivable. All such accounts receivable of Target, and all accounts receivable between such date and the Closing Date, arose or will have arisen in the ordinary course of business from sales actually made or services actually performed and are valid obligations of customers, subject to any reserves (including, but not limited to, any deferred revenue related to the accounts receivable) set forth in the Interim Target Financial Statements. No agreement for deduction, free goods, discount or other deferred price, quantity adjustment or similar measure exists with respect to such accounts receivables.

SECTION 2.28 Representations Complete. To the knowledge of Target, none of the representations or warranties made by Target herein or in any Schedule hereto, including the Target Disclosure Schedule, or certificate furnished by Target pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Acquiror and Merger Sub represent and warrant to Target that the statements contained in this Article III are true and correct, except as set forth in the disclosure schedule attached hereto (the “Acquiror Disclosure Schedule”). The Acquiror Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article III, and the disclosure in any section or subsection shall qualify only the corresponding or cross referenced section or subsection in this Article III. Any reference in this Article III to an agreement being “enforceable” shall be deemed to be qualified to the extent such enforceability may be limited by (i) laws of general application affecting or relating to bankruptcy, insolvency, reorganization, moratorium and the relief of debtors generally or other similar laws affecting the enforcement of creditors’ rights, and (ii) the availability of specific performance, injunctive relief and other equitable remedies.

SECTION 3.1 Organization, Good Standing and Qualification.

(a) Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as currently conducted by it. Acquiror is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business, the ownership or leasing of its properties or the presence of its employees makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect. True, complete and correct copies of (i) the Restated Certificate of Incorporation of Acquiror, as amended to date (the “Acquiror Certificate of Incorporation”), and (ii) the Amended and Restated Bylaws of Acquiror, as amended to date (the “Acquiror Bylaws”) are available via the Securities and Exchange Commission’s EDGAR system.

(b) Merger Sub is an exempted company limited by shares duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business, the ownership or leasing of its properties or the presence of its employees makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and the other Transaction Documents, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement and the other Transaction Documents. True, complete and correct copies of the Merger Sub Governing Documents have been made available to Target.

SECTION 3.2 Capitalization and Voting Rights.

(a) As of July 8, 2009, the authorized capital stock of Acquiror consists of 150,000,000 shares of common stock, par value $0.001 per share, of Acquiror (“Acquiror Common Stock”), 52,403,122 of which are issued and outstanding, and 25,000,000 shares of preferred stock, par value $0.001 per share, of Acquiror (“Acquiror Preferred Stock”), none of which are issued and outstanding. As of June 30, 2009, there are no other outstanding shares of capital stock or voting securities and no outstanding commitments obligating Acquiror to issue any shares of capital stock or voting securities after the date of this Agreement other than:

(i) currently outstanding options to purchase 10,977,594 shares of Acquiror Common Stock granted to directors, officers and employees pursuant to the Amended and Restated Microtune, Inc. 2000 Director Option Plan, as amended to date and the Amended and Restated Microtune, Inc. 2000 Stock Plan, as amended to date (collectively, the “Acquiror Stock Plans”);

(ii) currently outstanding restricted stock units which, upon vesting, require the issuance of up to 1,282,333 shares of Acquiror Common Stock granted to directors, officers and employees pursuant to Acquiror Stock Plans; and

(iii) 371,899 shares of Acquiror Common Stock reserved for issuance pursuant to the Amended and Restated Microtune, Inc. 2000 Employee Stock Purchase Plan.

(b) As of the date hereof, the authorized capital of Merger Sub consists of 500,000,000 ordinary shares, par value US$0.0001 per share.

(c) The shares of Acquiror Common Stock to be issued pursuant to the Merger (i) shall be duly authorized, validly issued, fully paid, and non-assessable, (ii) shall be issued in compliance with all applicable federal and state securities laws of the United States, (iii) shall not be subject to statutory preemptive or similar rights, rights of first refusal, rights of first offer or similar rights created by statute, the Acquiror’s Certificate of Incorporation, the Acquiror’s Bylaws or any agreement of any character to which Acquiror is a party or by which Acquiror is bound and (iv) shall be free of any Liens other than any Liens created by or imposed upon the holders thereof.

SECTION 3.3 Authority.

(a) Each of Acquiror and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is or shall be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Acquiror and Merger Sub of this Agreement and the other Transaction Documents, and the consummation by Acquiror and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each of Acquiror and Merger Sub, subject only to the filing of the Merger Documents with the Cayman Registrar. The board of directors of each of Acquiror and Merger Sub has approved this Agreement and declared the advisability of this Agreement and the Merger. No vote of stockholders of Acquiror is required in connection with the consummation of the transactions contemplated hereby. This Agreement and each other Transaction Document to which Acquiror or Merger Sub is or shall be a party has been, or upon execution and delivery thereof shall be, duly and validly executed and delivered by Acquiror and Merger Sub, as applicable, and constitute, or upon execution and delivery shall constitute assuming the due authorization, execution and delivery of this Agreement by the other parties hereto and thereto, the valid and binding obligations of each of Acquiror and Merger Sub, as applicable, enforceable against each of Acquiror and Merger Sub in accordance with their respective terms.

(b) The execution and delivery by each of Acquiror and Merger Sub of this Agreement and the other Transaction Documents to which it is or shall be a party do not, and the consummation of the transactions contemplated hereby and thereby shall not, conflict with or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to anti-dilution rights (under the Acquiror Certificate of Incorporation or otherwise) or any right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Acquiror Certificate of Incorporation, or the Acquiror Bylaws or the Merger Sub Governing Documents, each as amended to date, (ii) any contract that is material to Acquiror or Merger Sub or (iii) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation material to Acquiror, Merger Sub or their respective properties or assets, except in the case of clause (ii) or (iii) where such conflict, violation, default, termination, cancellation or acceleration would not be reasonably expected, individually or in the aggregate, to have an Acquiror Material Adverse Effect.

(c) Except as would not have an Acquiror Material Adverse Effect, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Acquiror, Merger Sub or any of their respective subsidiaries in connection with the execution and delivery by Acquiror and Merger Sub of this Agreement or any other Transaction Document to which it is or shall be a party or the consummation by Acquiror or Merger Sub of the transactions contemplated hereby or thereby, except for (i) the filing of the Merger Documents with the Cayman Registrar pursuant to the Companies Law and (ii) such filings as may be required under applicable federal and state securities laws of the United States and the securities laws of any other applicable jurisdiction.

SECTION 3.4 SEC Filings.

(a) Accurate and complete copies of all reports, registration statements and other filings filed by Acquiror with the Securities and Exchange Commission since January 1, 2008 (the “Acquiror SEC Filings”) are available via the Securities and Exchange Commission’s EDGAR system. As of their respective dates, the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading. To the knowledge of Acquiror, each Acquiror SEC Filing complied in all material respects with the Exchange Act.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Acquiror included in the Acquiror SEC Filings present fairly, in conformity with GAAP applied on a consistent basis throughout the periods indicated, except that the unaudited consolidated interim financial statements may not contain all footnotes required by GAAP and are subject to year-end adjustments, the consolidated financial position of Acquiror as of the dates thereof and its consolidated results of operations and cash flows for the periods then ended.

SECTION 3.5 Absence of Certain Changes. Since March 31, 2009 through the date hereof, except as set forth in the Acquiror SEC Filings, there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of Acquiror from that reflected in the Acquiror SEC Filings, except for changes in the ordinary course of business or that have not, in the aggregate, resulted in an Acquiror Material Adverse Effect;

(b) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, financial condition, operating results, prospects or business of Acquiror (as such business is presently conducted);

(c) any satisfaction or discharge of any Lien or payment of any obligation by Acquiror, except for payments made in the ordinary course of business and that is not material to the assets, properties, financial condition, operating results or business of Acquiror (as such business is presently conducted);

(d) any material change or amendment to any contract that is material to Acquiror;

(e) any material change in any material compensation arrangement or material agreement with any employee;

(f) any sale, assignment or transfer of any material patents, trademarks, copyrights, trade secrets or other material intangible assets (other than non-exclusive licenses granted in the ordinary course of business);

(g) any resignation or termination of employment of any key employee or officer of Acquiror;

(h) any Lien created by Acquiror with respect to any of its material properties or assets, except liens for Taxes not yet due or payable;

(i) any loans or guarantees made by Acquiror to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of business;

(j) any declaration, setting aside or payment or other distribution in respect of any shares of Acquiror’s capital stock, or any direct or indirect redemption, purchase or other acquisition of any of such stock by Acquiror;

(k) to Acquiror’s knowledge, any other event or condition of any character that might materially and adversely affect as of the date hereof the assets, properties, financial condition, operating results, prospects or business of Acquiror; or

(l) any agreement or commitment by Acquiror to do any of the things described in this Section 3.5.

SECTION 3.6 Litigation. Except as set forth in the Acquiror SEC Filings or as would not have an Acquiror Material Adverse Effect, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Acquiror, currently threatened against Acquiror or any of its properties or officers or directors (in their capacities as such), except for the registration, prosecution and maintenance of intellectual property in the ordinary course of business. There is no judgment, decree or order against Acquiror or any of its directors or officers (in their capacities as such), or, to the knowledge of Acquiror, currently threatened (including, but not limited to, by means of a demand), that:

(a) questions the validity of this Agreement;

(b) questions the right of Acquiror to enter into this Agreement or to consummate the transactions contemplated hereby;

(c) could reasonably be expected to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement; or

(d) could reasonably be expected to have an Acquiror Material Adverse Effect.

SECTION 3.7 Brokers’ and Finders’ Fees. Other than fees owed to Oppenheimer & Co., Inc., Acquiror has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

SECTION 3.8 Adequacy of Financing. Acquiror has adequate financial resources to satisfy its monetary and other obligations under this Agreement and the other Transaction Documents.

SECTION 3.9 NASDAQ Compliance. Acquiror has not, in the twelve (12) months preceding the date hereof, received notice (written or oral) from the Financial Industry Regulatory Authority or NASDAQ to the effect that Acquiror is not in compliance with the listing or maintenance requirements of the NASDAQ Global Market. To the knowledge of Acquiror, Acquiror is in compliance with all such listing and maintenance requirements. The issuance of the Acquiror Common Stock under this Agreement does not contravene the rules and regulations of the NASDAQ Global Market, and no approval of the stockholders of Acquiror thereunder is required for Acquiror to issue and deliver such Acquiror Common Stock pursuant to this Agreement.

SECTION 3.10 Representations Complete. To the knowledge of Acquiror, none of the representations or warranties made by Acquiror herein or in any Schedule hereto, including the Acquiror Disclosure Schedule, or certificate furnished by Acquiror pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE IV.

CONDUCT PRIOR TO THE EFFECTIVE TIME

SECTION 4.1 Conduct of Target’s Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Target agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by Acquiror), to carry on its and its subsidiaries’ business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, including without limitation to (i) pay and to cause its subsidiaries to pay Taxes when due subject to good faith disputes over such Taxes, (ii) to pay or perform other obligations when due, and (iii) to use all reasonable efforts consistent with past practice and policies to preserve intact its and its subsidiaries’ present business organizations, use commercially reasonable efforts to keep available the services of its and its subsidiaries’ present officers and key employees and preserve its and its subsidiaries’ relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries. Target agrees to promptly notify Acquiror of any event or occurrence that would reasonably be expected to have a Target Material Adverse Effect. Except as otherwise provided in this Agreement, Target agrees to pay all of its expenses and payables in accordance with the stated or otherwise established payment terms thereof.

SECTION 4.2 Restrictions on Target’s Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except to the extent required under applicable law, expressly contemplated by this Agreement or as consented to in writing by Acquiror, Target shall not do, cause or permit any of the following, or allow, cause or permit any of its Subsidiaries to do, cause or permit any of the following, without the prior written consent of Acquiror:

(a) Cause or permit any amendments to its memorandum of association or articles of association, other than in relation to the change in legal representative contemplated by Section 6.3(j) hereof;

(b) Violate, amend or otherwise modify or waive in any material respect any of the terms of any Target Material Contract;

(c) Make new grants or awards, accelerate, amend or change the period of exercisability or vesting of, options or other similar rights or authorize cash payments in exchange for any options or other similar rights;

(d) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital or securities convertible into any shares of its capital or other securities, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any shares of its capital or other convertible securities, other than the issuance of (i) shares of Target Series C Preference Shares pursuant to the conversion of Target Series C Notes and (ii) shares of the Target Capital Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement;

(e) Declare or pay any dividends on or make any other distributions (whether in cash, shares or property) in respect of any of its capital, or split, combine or reclassify any of its capital;

(f) Transfer to or license any person or entity or otherwise extend, amend or modify any rights to the Target Intellectual Property other than the grant of non-exclusive licenses to customers in the ordinary course of business consistent with past practice;

(g) Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing, manufacturing or other exclusive rights of any type or scope with respect to any of Target’s or any subsidiary’s products or technology;

(h) Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its subsidiaries’ business, taken as a whole, other than the grant of non-exclusive licenses to Target’s products that are in the ordinary course of business and consistent with past practice;

(i) Other than accounts payable and/or accrued liabilities arising in the ordinary course of business and consistent with past practice, incur or commit to incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, other than pursuant to (i) the Third Credit Line and Warrant Purchase Agreement dated as of February 18, 2009, by and among Target, certain Subsidiaries of Target and the investors named therein, as amended (the “Third Credit Line Agreement”), or (ii) promissory notes with an aggregate face amount not greater than $1,000,000 issued pursuant to a Fourth Credit Line Agreement to be entered by Target, certain Subsidiaries of Target and the investors named therein in substantially the same form as the Third Credit Line Agreement, except that such notes shall not be convertible into Target Capital Stock and warrants shall not be issued in relation thereto (the “Bridge Notes”);

(j) materially modify the payment terms or payment schedule of any receivables other than in the ordinary course of business consistent with past practices or sell, securitize, factor or otherwise transfer any accounts receivable;

(k) Enter into any single operating lease requiring payments in excess of $2,000 per month;

(l) Pay, discharge or satisfy in an amount in excess of $5,000 in any one case or $20,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Target Financial Statements;

(m) Incur or commit to incur any capital expenditures in excess of $10,000 in the aggregate;

(n) Materially reduce the amount of any material insurance coverage provided by existing insurance policies or allow the lapse of any existing insurance policies;

(o) Terminate or waive any right that is material to it, other than in the ordinary course of business consistent with past practice or any contract or agreement terminating by their terms;

(p) Take any of the following actions: (i) increase or agree to increase the compensation payable or to become payable to its officers or employees (except for any such increases made in the ordinary course of business and consistent with past practice), (ii) enter into any employment or severance agreements with any officer or employee, (iii) grant any severance or termination pay to any employee, unless otherwise required by applicable law, (iv) enter into any collective bargaining agreement, or (v) establish, adopt, enter into or amend any Target Plan, except as required by law or by the IRS in connection with a determination on the qualified status of such Target Plan; provided, however, that prior to the Effective Time, Target may cause the amendment of any Target Plan and any award agreements thereunder to terminate such Target Plan and any award agreement thereunder or cause such Target Plan or award agreement to be exempt from or to otherwise comply with the requirements of Section 409A or 457A of the Code, as applicable (and any guidance issued thereunder);

(q) Commence a lawsuit or arbitration proceeding other than (i) for a breach of this Agreement, or (ii) a lawsuit or arbitration proceeding in connection with existing litigation or any dispute disclosed on the Target Disclosure Schedule;

(r) Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business of any corporation, partnership, association or other business organization or division thereof;

(s) Make any Tax election other than in the ordinary course of business and consistent with past practice, change or revoke any material Tax election, file any amended Target Tax Return, adopt any Tax accounting method other than in the ordinary course of business and consistent with past practice, change any Tax accounting method, enter into any

Tax sharing agreement, settle any Tax claim or assessment or consent to any Tax claim or assessment, except as required by law, enter into any agreement with any Tax Authority regarding Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes, or file any Tax Return other than on a basis consistent with past practice; provided, however, that this Section 4.2(s) shall not apply to items disclosed in Section 5.13 of the Target Disclosure Schedule to the extent that Target has provided Acquiror with a reasonable opportunity to review the materials relevant to such item (including to review any written Tax Returns or other filings that Target intends to file with a Taxing Authority);

(t) Take any action that could reasonably be expected to have a Target Material Adverse Effect; and

(u) Take or agree in writing or otherwise to take any of the actions described in Sections 4.2(a) through (t) above or prevent Target from performing or cause Target not to perform its covenants hereunder.

SECTION 4.3 Control of Other Party’s Business. Nothing contained in this Agreement shall be deemed to give Acquiror, directly or indirectly, the right to control or direct Target’s operations prior to the Effective Time. Prior to the Effective Time, each party shall supervise and exercise control over its operations, consistent with the terms and conditions of this Agreement.

ARTICLE V.

ADDITIONAL AGREEMENTS

SECTION 5.1 No Solicitation.

(a) Until the earlier of the effective time or termination of this Agreement pursuant to Article VII hereof, Target will not, and will cause its subsidiaries, and each of their respective officers, directors, employees, agents, representatives or affiliates not to, directly or indirectly, take any of the following actions with any person other than Acquiror and Merger Sub: (i) solicit, initiate, entertain, or knowingly encourage or facilitate any proposals or offers from, or conduct discussions with or engage in negotiations with any person relating to an alternative transaction; (ii) provide information with respect to it to any person, other than Acquiror and Merger Sub, relating to, or otherwise cooperate with, facilitate or encourage any effort or attempt by any such person with regard to, an alternative transaction; or (iii) enter into any agreement with any person providing for an alternative transaction.

(b) Until the earlier of the effective time or termination of this Agreement pursuant to Article VII hereof, Target will, and will cause its subsidiaries and their respective officers, directors, agents and representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Acquiror, Merger Sub and their representatives) conducted heretofore with respect to any alternative transaction. Target will use its commercially reasonable efforts to cause all persons other than Acquiror who have been furnished with confidential information regarding Target in connection with the solicitation of or discussions regarding an alternative transaction within the 12 months prior to the date hereof promptly to return or destroy such information. Target agrees not to, and to cause its subsidiaries not to, release any third party from the confidentiality provisions of any agreement to which Target or its subsidiaries is a party or becomes a party.

(c) Target will ensure that the officers, directors, bankers and attorneys of Target or its subsidiaries, and will use its commercially reasonable efforts to ensure that all other employees, agents and other representatives of Target or its subsidiaries, are aware of the restrictions in this Section 5.1 as reasonably necessary to avoid violations thereof. Any violation of the restrictions set forth in this Section 5.1 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant, or other retained representative) of Target or its subsidiaries, at the direction or with the consent of Target or its subsidiaries, will be deemed to be a breach of this Section 5.1 by Target.

SECTION 5.2 Access to Information.

(a) Upon reasonable notice, Target shall afford Acquiror and its accountants, counsel and other representatives reasonable access during normal business hours during the period prior to the Effective Time or termination of this Agreement pursuant to Article VII hereof to (i) all of Target’s and its subsidiaries’ properties, personnel, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Target and its subsidiaries as Acquiror may reasonably request.

(b) Subject to compliance with applicable law, from the date hereof until the Effective Time or termination of this Agreement pursuant to Article VII hereof, Target shall confer on a regular and frequent basis (with the cooperation of Acquiror) with one or more representatives of Acquiror to report operational matters of materiality and the general status of ongoing operations.

(c) Notwithstanding the foregoing, Target shall not be required to provide access to any information, property or personnel if (i) Target believes in good faith that such access is subject to any confidentiality obligations or would be reasonably likely to jeopardize Target’s attorney-client, work product or similar legal privilege or restrictions on the disclosure of government-classified information; (ii) any applicable law (including U.S. and international antitrust or competition laws) requires such party to restrict or prohibit access to any such information, properties or personnel; or (iii) such access would unreasonably disrupt Target’s businesses and operations.

(d) No information or knowledge obtained in any investigation pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

SECTION 5.3 Target Shareholders Meeting or Consent Solicitation. As soon as reasonably practicable after the date hereof, Target shall promptly take all commercially reasonable actions necessary to either (i) call a meeting of the holders of shares of the Target Capital Stock to be held for the purpose of voting upon this Agreement and the Merger or (ii) commence a consent solicitation to obtain such approvals in order to effect consummation of the Merger. Target shall use all reasonable efforts to solicit from the holders of shares of the Target

Capital Stock proxies or consents in favor of such matters and to satisfy the conditions of the obligations of the parties set forth in Article VI hereunder.

SECTION 5.4 Confidentiality. The parties each agree that all information provided by one party to the other in the course of pursuing the Merger that is treated as confidential by the disclosing party will be deemed confidential and proprietary to the providing party, and will not be disclosed to any other person or entity (other than the receiving party’s attorneys, accountants, or other advisers subject to similar confidentiality restrictions), and such information will not be used by the receiving party except for the limited purpose of evaluating the desirability of completing the Merger; provided, however, that these confidentiality restrictions will not apply to information that the receiving party can demonstrate is publicly available or was already known by the receiving party through a third party with no confidentiality obligations to the other party hereto. All documents and other written information (and all copies thereof, including copies on electronic media) received by one party from the other shall promptly be returned to the disclosing party upon the written request of the disclosing party. The parties further acknowledge that the provisions of this Section 5.4 shall be in addition to, and not in substitution for, the provisions of the Non-Disclosure Agreement dated November 4, 2008 between Target and Acquiror (the “Non-Disclosure Agreement”), and that to the extent there is a conflict between this Section 5.4 and the Non-Disclosure Agreement, the provisions of this Section 5.4 shall prevail.

SECTION 5.5 Public Disclosure. Unless otherwise permitted by this Agreement or required by law or the rules of a securities exchange, Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld).

SECTION 5.6 Consents.

(a) Target shall promptly apply for or otherwise seek, and use reasonable commercial efforts to obtain, all consents, waivers and approvals required to be obtained by it for the consummation of the Merger, and shall use commercially reasonable efforts to obtain all necessary consents, waivers and approvals under any of its material contracts or permits in connection with the Merger for the assignment thereof or otherwise.

(b) Acquiror shall promptly apply for or otherwise seek, and use reasonable commercial efforts to obtain, all consents, waivers and approvals required to be obtained by it for the consummation of the Merger, and shall use commercially reasonable efforts to obtain all necessary consents, waivers and approvals under any of its material contracts or permits in connection with the Merger for the assignment thereof or otherwise.

(c) To the extent Target has been unable to obtain any governmental or third party consents or approvals required under applicable law for the Merger and the consummation of the other transactions contemplated hereby prior to the Closing and Acquiror waives such condition to close , Acquiror and the Merger Sub shall pay, perform and discharge fully all of the obligations thereunder from and after the Closing and none of Target, the Shareholders Representative or any Former Target Shareholders shall have any liability, including under Article VIII hereof, in relation thereto.

SECTION 5.7 Update Disclosure; Breaches. From and after the date of this Agreement until the Effective Time, except as prohibited by applicable law, Target and Acquiror shall promptly notify the other party of (i) the occurrence or non-occurrence of any event that causes or would be reasonably likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied (including, but not limited to, any breach of any representation or warranty made herein), or (ii) the failure of Target or Acquiror, as the case may be, to comply with or satisfy any covenant, condition or agreement required to be complied with or satisfied by it pursuant to this Agreement that results or would be reasonably likely to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied. From time to time prior to the Closing, Target may amend, supplement or revise the Target Disclosure Schedule, and Acquiror may amend, supplement or revise the Acquiror Disclosure Schedule, with respect to any matter, which disclosure shall be effective for all purposes under this Agreement, including to cure any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of such matter and for purposes of Article VIII, subject to termination rights set forth in Section 7.1(e) hereof.

SECTION 5.8 Legal Requirements. Each of Acquiror and Target will, and will cause their respective subsidiaries to: (i) take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement, including in relation to the filing of the Merger Documents with the Cayman Registrar, and (ii) promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement.

SECTION 5.9 Additional Agreements. Each of Target, Acquiror and Merger Sub agrees to use its reasonable commercial efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including cooperating fully with the other party and providing requested information. In case at any time after the Effective Time reasonable further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession to all properties, assets, rights, approvals, immunities and franchises of either Target or Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

SECTION 5.10 Indemnification.

(a) For a period of six (6) years after the Effective Time, Acquiror shall, and shall cause the Surviving Corporation to, indemnify and hold harmless all officers and directors of Target (collectively, the “Target Indemnitees”) for all acts or omissions occurring at or prior to the Effective Time, including acts or omissions occurring in connection with the transactions contemplated herein, to the fullest extent permitted by the Companies Law or any other applicable law (and shall also advance expenses as incurred in defense of any action or suit to the fullest extent provided in any applicable indemnification agreement and permitted under the Companies Law or any other applicable law); provided, however, that such indemnification shall be subject to any limitation imposed from time to time under any applicable indemnification agreement and applicable law.

(b) Acquiror shall, and shall cause the Surviving Corporation to, maintain, and not allow to lapse, the six (6) year extended period directors’ and officers’ liability insurance policy selected by Target prior to the Closing Date.

(c) This Section 5.10 shall survive the consummation of the Merger. The provisions of this Section 5.10 are intended to be for the benefit of, and will be enforceable by, each indemnified party, and his or her heirs and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by law, charter, statute, bylaw, contract or otherwise.

(d) In the event Acquiror or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Corporation, as the case may be, shall expressly assume and succeed to the obligations set forth in this Section 5.10.

SECTION 5.11 Employee Matters.

(a) Immediately prior to the Closing Date, Target shall cause the Target Plans that are intended to be qualified under Section 401(a) of the Code (the “Target Qualified Plans”) to be terminated, subject to any notice requirements mandated by applicable law, and prior to such termination, all required plan amendments and restatements under applicable law shall be made to such Target Qualified Plans. Target shall confirm to Acquiror at such time that such Target Qualified Plans are terminated. Following the Effective Time, Acquiror, in its sole discretion, will either (i) continue (or cause the Surviving Corporation to continue) to maintain the Target Plans (other than the Target Qualified Plans) on substantially the same terms as in effect prior to the Effective Time, or (ii) arrange for each participant (including, without limitation, all dependants) in the Target Plans (the “Target Participants”) to participate in Acquiror plans on substantially the same terms as similarly situated employees of Acquiror. Prior to the Closing, Target shall provide reasonable assistance to Acquiror in connection with Acquiror’s compliance with the requirements described in the preceding sentence. Each Target Participant will, to the fullest extent permitted by applicable law and the applicable plan document, receive full credit for purposes of eligibility to participate, vesting, vacation entitlement and statutory severance benefits under such Acquiror plans for years of service with Target (or any of its subsidiaries or predecessors) prior to the Closing Date. Acquiror will, to the fullest extent permitted by applicable law and the applicable plan document, cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any Acquiror plans that are group health plans in which such Target Participants will participate to be waived and will provide credit for any co-payments and deductibles prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply after the Closing Date. For purposes of this Section 5.11 only, the term “Target Plans” shall not include any bonus, deferred compensation, equity compensation, severance, change-in-control, or sales commission arrangements or agreements or similar incentive arrangements or agreements. As of the Closing Date, Acquiror shall, or shall cause the Surviving Corporation or applicable Subsidiary to, credit to continuing employees the amount of vacation time that such employees have accrued under any applicable Target Plan as of the Closing Date. No less than two (2) business days prior to the Closing Date, Acquiror shall provide its standard form of offer letter to each employee of Auvitek Corporation identified on Schedule 5.11(a), which shall provide for base salary and benefits that, in the aggregate, are substantially equivalent to or in excess of the base salary and benefits received by each such employee immediately preceding the Closing Date. Other than employees of Auvitek Corporation, Subsidiary employees shall continue as employees of the Subsidiary with which they were employed prior to the Closing Date at the same base salary and benefits received by such employee immediately preceding the Closing Date. For the avoidance of doubt, nothing herein shall be deemed to guarantee the employment of any Target employee for any period.

(b) Following the Effective Time, Acquiror will make available a cash retention pool equal to $1,000,000 (the “Cash Pool”), the payment of which shall not be dependent on any performance goals. The Cash Pool shall be payable pursuant to the Retention Plan to Target employees who continue as employees of Acquiror, the Surviving Corporation or any of their respective subsidiaries after the Effective Time.

(c) Within sixty (60) days following the Effective Time, Acquiror will issue awards for an aggregate of 300,000 restricted stock units to certain Target employees who continue as employees of Acquiror or its affiliates. Such restricted stock units shall vest over a four year period commencing in compliance with Acquiror’s policies (quarterly on the 15th day of the 2nd month of each quarter in accordance with Acquiror’s standard policies) and shall be allocated as set forth on Schedule 5.11(c) attached hereto.

SECTION 5.12 Post-Closing Tax Matters.

(a) Post-Closing Tax Return Filings.

(i) Acquiror shall prepare and timely file (or cause to be prepared and timely filed) with the appropriate Tax Authorities all Tax Returns required to be filed by Target and its subsidiaries (collectively for purposes of this Section 5.12, the “Companies”) with respect to any taxable period beginning before the Closing Date that are due after the Closing Date (each an “Acquiror Prepared Return”). Each such Tax Return shall be prepared in a manner consistent with the prior practice of the Companies unless otherwise required by applicable Tax laws (in the reasonable discretion of Acquiror).

(ii) If an Acquiror Prepared Return reports a Tax liability that would reasonably be expected to result in an indemnity obligation of the Escrow Shareholders under this Agreement, Acquiror shall provide the Shareholders Representative with a copy of such Acquiror Prepared Return for review and comment at least 30 days prior to the filing of such Tax Return (or, if required to be filed within 30 days after the Closing or the end of the taxable period to which such return relates, as soon as reasonably possible following the Closing or the end of such taxable period, as the case may be), accompanied by a statement (an “Indemnified Tax Statement”) setting forth and calculating in reasonable detail the Taxes that are shown as due on such Tax Return and claimed to be indemnifiable pursuant to Article VIII.

(iii) If the Shareholders Representative disagrees with the manner of preparation of an Acquiror Prepared Return or the amount of indemnified Taxes calculated in any Indemnified Tax Statement, within 15 days of the receipt of such Acquiror Prepared Return or any Indemnified Tax Statement, the Shareholders Representative shall provide to Acquiror a notice of such dispute (a “Tax Statement Dispute”). If the Shareholders Representative does not provide a notice of Tax Statement Dispute within such 15-day period, the Shareholders Representative shall be deemed to have accepted the Tax Return. If the Shareholders Representative provides Acquiror with a notice of a Tax Statement Dispute, the Shareholders Representative shall also provide Acquiror with a written explanation of the reasons for its disagreement. Acquiror and the Shareholders Representative shall attempt to resolve their disagreement with respect to any Acquiror Prepared Return and any Indemnified Tax Statement. If the Shareholders Representative and Acquiror cannot reach complete agreement within 15 days after receipt of a notice of Tax Statement Dispute, the dispute shall be submitted to an arbitrator (the “Tax Arbitrator”) pursuant to the procedures described with respect to the Arbitration Firm in Section 1.17(b) within 15 days after such submission.

(iv) Notwithstanding anything herein to the contrary, (A) Acquiror shall, subject to any indemnification pursuant to Article VIII, timely file any Acquiror Prepared Return, (B) if the content of such Acquiror Prepared Return has not been agreed to by the parties prior to the due date of the Acquiror Prepared Return (including applicable extensions), Acquiror shall have the right to file such Acquiror Prepared Return without making any changes in response to the objections of the Shareholders Representative and without regard to any determination made by a Tax Arbitrator, and (C) the amount of Taxes that is ultimately mutually agreed to by the parties or determined by the Tax Arbitrator to have been required to be shown as due on such Acquiror Prepared Return, as the case may be, shall be treated as the actual Tax liability for the taxable period covered by such Acquiror Prepared Return for purposes of Article VIII, notwithstanding the fact that the Acquiror Prepared Return filed by Acquiror reflects a different amount.

(v) Following the Closing, Acquiror shall timely file protective U.S. federal income Tax Returns on Form 1120F with respect to Target for the tax years 2007 and 2008; provided that such Tax Returns shall be protective in nature only and shall not reflect any items of income or gain. In connection with the filing of such Tax Returns, Acquiror may make an election pursuant to Section 59(e) of the Code. Notwithstanding anything in this Agreement to the contrary, Acquiror shall not be entitled to indemnification for any amount of Taxes incurred by Target as a result of any such election pursuant to Section 59(e) of the Code.

(b) Amended Tax Returns.

(i) Acquiror shall not file any amended Tax Return with respect to a Pre-Closing Tax Period (an “Amended Return”) without the prior written consent of the Shareholders Representative, which consent will not be unreasonably withheld or delayed; provided, however, that Acquiror shall be permitted to file Amended Returns on which is reported an aggregate additional liability for Taxes of an amount not to exceed $150,000, (“Approved Amended Returns”) without seeking the prior consent of the Shareholders Representative; provided further, that Acquiror shall be permitted to file Amended Returns on which is reported an aggregate additional liability for Taxes of an amount in excess of $150,000 without seeking the prior consent of the Shareholders Representative if the Acquiror waives its right to indemnification for the amount by which such aggregate additional liability exceeds $150,000 (“Elected Amended Returns”).

(ii) The Acquiror shall not file an Amended Return that is not an Approved Amended Return or an Elected Amended Return (a “Non-Approved Amended Return”) without the prior written consent of the Shareholders Representative, which consent will not be unreasonably withheld or delayed.

(iii) Any Tax liability reflected on an Amended Return shall be an indemnifiable Loss (as defined herein) pursuant to Article VIII, except to the extent indemnity for such Tax liability has been waived by Acquiror pursuant to this Section 5.12.

(c) Overpayments of Indemnified Taxes. To the extent that any determination of Tax liability, whether as the result of an audit or examination, a claim for refund, the filing of an amended Tax Return or otherwise, results in a determination of an overpayment of Taxes and such overpayment had previously resulted in an indemnity payment by the Escrow Shareholders under Article VIII, Acquiror shall promptly pay to the Escrow Shareholders on a pro rata basis an amount equal to the amount of indemnity payment made by the Escrow Shareholders under Article VIII by reason of the overpayment of Tax (or, if less, the amount of such determined overpayment). Such payment shall be made by Acquiror promptly after receipt of the overpayment by (or crediting for the benefit of) Acquiror or its affiliates.

(d) Audits and Contests Regarding Taxes.

(i) Any party who receives, or whose affiliate receives, any notice of a pending or threatened Tax audit, assessment, or adjustment against or with respect to any of the Companies which may give rise to a right to indemnification from the Escrow Amount pursuant to Article VIII (each, a “Tax Contest”) shall promptly notify the Shareholders Representative within five business days of the receipt of such notice. Acquiror shall be entitled to conduct and control any Tax Contest and shall consult with and keep the Shareholders Representative informed on a regular basis regarding the conduct of any Tax Contest insofar as is relevant to potential indemnity obligations of the Escrow Shareholders pursuant to Article VIII. The Shareholders Representative shall have the right to participate in any Tax audit or administrative or judicial proceeding pertaining to taxable periods (or portions thereof) of the Companies ending on or before the Closing Date and to employ counsel of his choice at his expense. No Tax Contest may be settled or compromised on a basis that would result in liability of the Escrow Shareholders under this Agreement, unless (i) the Shareholders Representative consents to such settlement, compromise or concession, which consent will not be unreasonably withheld or delayed or (ii) Acquiror agrees to waive its right to be indemnified for the issue being settled, compromised or conceded. Notwithstanding anything in Article VIII to the contrary, this Section 5.12(d) shall govern the conduct of any Tax Contests relating to Target.

(ii) Dispute Resolution. Any dispute regarding the reasonableness of the Shareholders Representative’s withholding or delaying of its consent pursuant to Section 5.12(b)(ii) or Section 5.12(d)(i) shall be resolved by an arbitrator selected by mutual agreement of the Shareholders Representative and Acquiror from the members of the American Arbitration Association. Acquiror and the Shareholders Representative shall split equally the payment of all fees of any such arbitrator; provided, however, in the event that the arbitrator so selected concludes that the dispute was caused by the fraud, negligence, bad faith or willful misconduct of Acquiror or the Shareholders Representative, such party shall pay all fees of the arbitrator.

(e) Cooperation, Access to Information, and Records Retention. The Shareholders Representative and Acquiror shall cooperate, and cause their representatives and affiliates to cooperate, as and to the extent reasonably requested by the other in connection with the preparation and filing of Tax Returns (including, but not limited to, protective filings on Form 1120F which may include Section 59(e) elections) and any Tax Contest. Such cooperation shall include the provision of records and information which are reasonably relevant to any such Tax Returns or Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquiror agrees to retain all books and records relevant to Taxes of the Companies (including Tax Returns) relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations for assessment of Taxes for such respective taxable period.

(f) Tax Certificates. Acquiror and the Shareholders Representative agree, upon reasonable request and at the expense of the requesting party, to use all reasonable efforts to obtain any certificate or other document from any Governmental Entity as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Merger).

(g) No 338(g) Election. Acquiror shall not make an election pursuant to Section 338(g) of the Code with respect to the transactions contemplated by this Agreement.

ARTICLE VI.

CONDITIONS TO THE MERGER

SECTION 6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:.

(a) No Injunctions or Restraints; Illegality. (i) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by any Governmental Entity, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal, and (ii) in addition, no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Acquiror’s conduct or operation of the business of Target following the Merger shall be in effect, nor shall any proceeding brought by any Governmental Entity, domestic or foreign, seeking the foregoing be pending; provided, however, that the provisions of this Section 6.1(a) shall not be available to any party that fails to fulfill its obligations pursuant to Section 5.8 hereof and such failure caused or resulted in such order, injunction, restraint or prohibition. In the event such an injunction or other order shall have been issued, each party agrees to use its reasonable best efforts to have such injunction or other order lifted.

(b) Governmental Approvals. Acquiror and Target and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers, consents and expirations of waiting periods necessary for consummation of or in connection with the Merger and the transactions contemplated hereby.

(c) Transaction Documents. Each of the Transaction Documents shall have been duly executed and delivered by the parties thereto.

SECTION 6.2 Additional Conditions to Obligations of Target. The obligations of Target to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Target:.

(a) Representations and Warranties. The representations and warranties of each of Acquiror and Merger Sub contained in this Agreement (which representations and warranties shall be deemed for purposes of this Section 6.2(a) not to include any qualification or limitation with respect to materiality, whether by reference to an “Acquiror Material Adverse Effect” or otherwise, provided that, for purposes of this Section 6.2(a), the lack of any such qualification or limitation shall not require additional disclosure in the Acquiror Disclosure Schedule) shall be true and correct as of the Closing Date, except where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, have not had and would not reasonably be expected to have an Acquiror Material Adverse Effect, with the same effect as though such representations and warranties were made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and Target shall have received a certificate signed on behalf of Acquiror and Merger Sub by an authorized officer of Acquiror to such effect.

(b) Performance of Obligations of Acquiror and Merger Sub. Each of Acquiror and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date, and Target shall have received a certificate signed on behalf of Acquiror by an authorized officer of Acquiror to such effect.

(c) Deposit of Funds. Acquiror shall have delivered the Cash Merger Consideration and the Stock Merger Consideration to the Paying Agent pursuant to Section 1.9 hereof and made provision to pay the Target’s Transaction Expenses pursuant to Section 1.10 hereof.

(d) Retention Plan. The Retention Plan shall have been duly effected by Acquiror, subject to the Closing.

(e) No Material Adverse Change. Since the date of this Agreement, Acquiror shall not have experienced any change, event or occurrence that has had, individually or in the aggregate, an Acquiror Material Adverse Effect.

(f) Shareholder Approval. Target shall have received the Target Required Shareholder Approval.

SECTION 6.3 Additional Conditions to the Obligations of Acquiror. The obligations of Acquiror to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Acquiror:.

(a) Third Party Consents. Acquiror shall have been furnished with evidence satisfactory to it that the Target has received the consents or approvals set forth on Section 2.25 of the Target Disclosure Schedule.

(b) No Material Adverse Change. Since the date of this Agreement, Target shall not have experienced any change, event or occurrence that has had, individually or in the aggregate, a Target Material Adverse Effect.

(c) Resignation of Directors. The directors of Target and the directors of any subsidiary of Target in office immediately prior to the Effective Time shall have resigned or been removed as directors of Target and its subsidiaries (as applicable) effective as of the Effective Time, pending approval of any applicable Governmental Entities; provided, however, that Pete Birch shall remain a director of each of the Subsidiaries incorporated under the laws of Hong Kong and the People’s Republic of China.

(d) Representations and Warranties. The representations and warranties of Target contained in this Agreement (which representations and warranties shall be deemed for purposes of this Section 6.3(d) not to include any qualification or limitation with respect to materiality, whether by reference to a “Target Material Adverse Effect” or otherwise, provided that, for purposes of this Section 6.3(d), the lack of any such qualification or limitation shall not require additional disclosure in the Target Disclosure Schedule) shall be true and correct as of the Closing Date, except where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, have not had and would not reasonably be expected to have a Target Material Adverse Effect, with the same effect as though such representations and warranties were made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and Acquiror and Merger Sub shall have received a certificate signed on behalf of Target by an authorized officer of Target to such effect. The certificate delivered pursuant to this Section 6.3(d) shall also contain an updated Section 2.2 representation and warranty of Target (including an updated Section 2.2(a) of the Target Disclosure Schedule), which shall be as of the Closing Date immediately prior to the Effective Time.

(e) Performance of Obligations of Target. Target shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date, and Acquiror and Merger Sub shall have received a certificate signed on behalf of Target by an authorized officer of Target to such effect.

(f) Target Shareholder Rights. Acquiror shall have been furnished evidence reasonably satisfactory to it that all investor rights granted pursuant to the Target Investor Documents by Target to any holders of shares of the Target Capital Stock and effective just prior to Closing (including, without limitation, rights of co-sale, voting rights, registration rights, board observation rights, information rights and similar rights granted in the Target Investor Documents) have been or will be terminated prior to or as of the Effective Time; and all Target Warrants, options to purchase Target Capital Stock, Target Series C Notes, Target Ordinary Share Notes and other similar rights have been or will be terminated, exercised or converted, as applicable, prior to or as of the Effective Time.

(g) Termination of Agreements. In addition to the requirements of Section 6.3(f), Acquiror shall have been furnished evidence reasonably satisfactory to it that the agreements and filings set forth on Schedule 6.3(g) have been or will be terminated or released prior to or as of the Effective Time.

(h) Employees. (i) Not fewer than 85% of the employees of Target set forth on Schedule 6.3(h)(i) attached hereto shall have accepted in writing the terms of their employment with Acquiror, the Surviving Corporation or any of their respective subsidiaries, which terms shall become effective on the first business day after the Closing Date and (ii) four out of the five employees set forth on Schedule 6.3(h)(ii) shall have entered into mutually acceptable retention agreements with the Acquiror or any subsidiary thereof.

(i) Completion of Audit. Acquiror shall have received a copy of the audited financial statements of Target for the fiscal years ended December 31, 2007 and December 31,

2008, including an unqualified (other than a going concern) opinion of Target’s independent auditors related to such audited financial statements.

(j) China Legal Representative. The registered legal representative of Auvitek Shanghai shall have been duly changed to Pete Birch.

ARTICLE VII.

TERMINATION, EXPENSES, AMENDMENT AND WAIVER

SECTION 7.1 Termination. This Agreement may be terminated at any time prior to Closing:.

(a) By mutual written consent duly authorized by the respective boards of directors of Acquiror and Target;

(b) By Acquiror or Target, if the Effective Time shall not have occurred on or before September 30, 2009, other than as a result of any material breach of any provision of this Agreement by the party seeking to effect such termination;

(c) By Acquiror or Target, if any federal or state court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that neither Acquiror nor Target may terminate this Agreement pursuant to this Section 7.1(c) if (i) it has not complied with its obligations under Section 5.8 or (ii) it has not used its reasonable best efforts to remove such order, decree or ruling or to reverse such action;

(d) By Acquiror or Target, if (A) the other party shall have failed to comply in any material respect with any of the material covenants and agreements contained in this Agreement to be complied with or performed by such party at or prior to such date of termination, and such failure continues for thirty (30) days after the actual receipt by such party of a written notice from the other party setting forth in detail the nature of such failure, or (B) the representations and warranties of the other party contained in this Agreement shall have been untrue in any respect on the date when made (or in the case of any representations and warranties that are made as of a different date, as of such different date) and such failure or breach results in a failure of a condition set forth in Section 6.2(a) or Section 6.3(d), as applicable, if continuing on the Closing Date (it being understood that neither Acquiror nor Target may terminate this Agreement pursuant to this Section 7.1(d) if such breach or noncompliance is cured or such terminating party is in material breach of this Agreement); or

(e) By Acquiror or Target, if the other party has delivered an amendment, supplement or revisions to the Target Disclosure Schedule or the Acquiror Disclosure Schedule, as applicable, and but for such amendment, supplement or revision, the condition set forth in Section 6.2(a) or Section 6.3(d), as applicable, would not have been satisfied, provided, however, that neither Acquiror nor Target may terminate this Agreement pursuant to this Section 7.1(e), if such terminating party is in material breach of this Agreement.

The party desiring to terminate this Agreement pursuant to subsection (b), (c), (d) or (e) of this Section 7.1 shall give written notice of such termination to the other party in accordance with Section 9.1 hereof, specifying the provision or provisions hereof pursuant to which such termination is effected.

SECTION 7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1 hereof, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror or Target or their respective officers, directors, shareholders or affiliates; provided, however, that, the provisions of Section 5.4 (Confidentiality), Section 7.3 (Expenses), Section 7.4 (Termination Reimbursement), this Section 7.2, relevant defined terms set forth elsewhere herein, and Article IX shall remain in full force and effect and survive any termination of this Agreement.

SECTION 7.3 Expenses. Except as provided in this Section 7.3 or elsewhere in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense. Notwithstanding the preceding sentence, if the Merger is consummated, Acquiror shall pay, and deduct from the Cash Merger Consideration pursuant to the terms of Section 1.7 hereof, all of the Target’s Transaction Expenses (as hereinafter defined); provided, that Acquiror shall pay and deduct at the Closing only those Transaction Expenses of Target that are set forth on Schedule 7.3 attached hereto and that have been updated by means of invoices presented to Target prior to Closing (provided such invoice(s) have been presented to Acquiror at least forty-eight (48) hours prior to the Closing, which invoice(s) may provide for a reasonable estimate of additional fees and expenses through the Closing). As used herein, the term “Transaction Expenses“ includes all fees and expenses incurred by Target or for which Target is responsible in connection with this Agreement or the transactions contemplated hereby, including, but not limited to, investment banking, agency, finders or business brokers’ fees and any costs of the extended period directors’ and officers’ liability insurance policy described in Section 5.10(b) hereof incurred and unpaid prior to Closing. Notwithstanding anything to the contrary in this Agreement, Acquiror shall not bear or be responsible for any legal, accounting, financial or other fees or expenses of any shareholder of Target (in their capacity as such) in connection with the transactions contemplated by this Agreement, and such shareholders shall each bear and be responsible for their own legal, accounting, financial and other fees and expenses in connection with the transactions contemplated hereby.

SECTION 7.4 Termination Reimbursement

(a) If Acquiror terminates this Agreement pursuant to Section 7.1(d), Target will pay to Acquiror, by wire transfer of immediately available funds within ten (10) business days following such termination, an amount equal to all of Acquiror’s out-of-pocket expenses incurred as a result of the transactions contemplated by this Agreement (including, without limitation, all financial advisory fees, legal and accounting fees and expenses and out-of-pocket due diligence expenses).

(b) If Target terminates this Agreement pursuant to Section 7.1(d), Acquiror will pay to Target, by wire transfer of immediately available funds on the business day following a termination, an amount equal to all of Target’s out-of-pocket expenses incurred as a result of the transactions contemplated by this Agreement (including, without limitation, all financial advisory fees, legal and accounting fees and expenses and out-of-pocket due diligence expenses).

(c) Target and Acquiror acknowledge that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Target and Acquiror would not enter into this Agreement. Each of Target and Acquiror acknowledges and agrees that, in the event that such party is entitled to receive the amounts due pursuant to this Section 7.4, the right to receive such amount shall constitute such party’s sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of, any termination of this Agreement, regardless of the circumstances giving rise to such termination. In no event shall either party be entitled to receive the amounts due pursuant to this Section 7.4 on more than one occasion.

ARTICLE VIII.

CLAIMS AND INDEMNIFICATION

SECTION 8.1 Survival of Representations and Warranties. The representations and warranties set forth in Article II and Article III of this Agreement or in any writing delivered pursuant hereto shall survive for a period of twenty-four (24) months following the Closing, and shall thereafter cease to be of any force and effect; provided, however, that if, prior to the Escrow Termination Date, an Indemnified Party (as defined below) shall have given proper notice of a claim for indemnification (including any Third Party Claim in accordance with Section 8.5), then the right to indemnification with respect to such claim shall remain in effect until the resolution of such claim.

SECTION 8.2 Escrow Shareholders Indemnification. Subject to Section 8.4, from and after the Effective Time, the Escrow Shareholders shall indemnify and hold harmless Acquiror and its officers, directors, subsidiaries and affiliates and, after the Effective Time, the Surviving Corporation and its officers, directors, subsidiaries and affiliates (each an “Acquiror Indemnified Party” and collectively, the “Acquiror Indemnified Parties”), from and against, and pay or reimburse the Acquiror Indemnified Parties for, any and all Losses (as defined below) resulting from or arising out of any:.

(a) breach of any representation or warranty of Target contained in Article II of this Agreement or in any certificate delivered by Target pursuant to Section 6.3(d) hereof; provided, however, the claim therefor is instituted by Acquiror by written notice within the time period specified in Section 8.1 hereof,

(b) failure by Target to perform or comply with any covenant or agreement of Target contained herein or in any certificate, instrument or other document delivered by Target pursuant to the terms of this Agreement (other than a representation or warranty) to the extent required to be performed or complied with on or before the Closing Date,

(c) claim or cause of action asserted or instituted after the Effective Time by any Former Target Stockholder in respect of any breach of fiduciary duty, derivative or other claim in respect of the transactions contemplated by this Agreement, the Paying Agent

Agreement or the Escrow Agreement, including any claim as to the allocation of the consideration provided in this Agreement or the Paying Agent Agreement, fair value, interest and expenses or other amounts pursuant to dissenters rights exercised or purportedly exercised pursuant to the Companies Law (it being understood that any such Losses shall not include the portion of the Merger Consideration such asserting or recovering Former Target Stockholder is entitled to receive pursuant to this Agreement),

(d) Other than Taxes included in the calculation of Cashless Working Capital, Taxes imposed on Target, the Surviving Corporation or their subsidiaries or any branch thereof with respect to any Pre-Closing Tax Period, including (without limitation) all Taxes imposed on the income, revenues, and receipts generated by, the operation of, or the ownership of, the businesses and assets of Target or Target’s subsidiaries or any branch thereof during any Pre-Closing Tax Period. (As used herein, “Pre-Closing Tax Period” means (i) any taxable year ending on or prior to the Closing Date and (ii) with respect to any Straddle Period, the period beginning on the first day of the taxable year in which the Closing Date occurs and ending on the Closing Date. As used herein, “Straddle Period” means any taxable year that begins prior to and ends after the Closing Date. For purposes of determining the amount of Taxes of Target, the Surviving Corporation, their subsidiaries or any branch thereof for a Straddle Period, the Taxes that are attributable to the Pre-Closing Tax Period and the Post-Closing Tax Period (as defined herein), as the case may be, shall be determined by assuming that Target or any branch thereof (or Target’s subsidiary or any branch thereof, as applicable) had a taxable year that ended on the Closing Date and by closing the books of Target or any branch thereof (or Target’s subsidiary or any branch thereof, as applicable) on the Closing Date, except that Taxes imposed on a periodic basis (e.g., property or ad valorem Taxes) shall be determined by apportioning an equal portion of such Tax for the entire Straddle Period to each day in such Straddle Period and deductions for depreciation or amortization, and any exemptions or allowances provided for under the Code that are a fixed dollar amount, or that are calculated or provided for on an annual basis, shall be apportioned on a time basis by assuming that an equal portion of such exemptions or allowances for the entire Straddle Period is allocable to each day in such Straddle Period),

(e) all Taxes imposed on Acquiror or any of its subsidiaries with respect to any People’s Republic of China capital gains tax on the direct or indirect disposition of shares of any subsidiary of Target as a result of the transactions described in this Agreement, to the extent not fully satisfied by the Former Target Shareholders and notwithstanding the other provisions of this Article VIII,

(f) any claim of a third party (including former employees and consultants) regarding (i) such third party’s software within the scope described in the second item under Section 2.10(j) of the Target Disclosure Schedule, (ii) such third party’s New Inventions as described in the first paragraph under Section 2.10(d) of the Target Disclosure Schedule or (iii) such third party’s software within the scope described in Section 2.11(d) of the Target Disclosure Schedule,

(g) any claim of a former or current employee of Auvitek Shanghai, Ltd. regarding Auvitek Shanghai, Ltd.’s failure, if any, to comply with its obligation under the laws and regulations of the People’s Republic of China, to (i) offer such employee a right of first refusal to acquire an invention transferred by Auvitek Shanghai, Ltd. on or before the Closing

Date; or (ii) award reasonable remuneration to such employee regarding Auvitek Shanghai, Ltd.’s commercial exploitation of an invention, or

(h) any claim of a third party regarding Target’s failure, if any, to comply with its obligations under the laws and regulations of the People’s Republic of China to register all agreements relating to the import or export of intellectual property under the PRC Regulations on Administration of Technology Import and Export promulgated by the PRC State Council or the Administration of Registration of PRC Technology Import and Export Contract promulgated by the PRC Ministry of Commerce.

“Losses” shall mean any and all losses, liabilities, obligations, costs, expenses, damages (excluding incidental, consequential or punitive damages) or judgments of any kind or nature whatsoever (including attorneys’, accountants’ and experts’ fees and disbursements, and other costs and expenses incurred in investigating, pursuing or defending any claims). Notwithstanding anything to the contrary in this Agreement, for purposes of Section 8.2(a) or Section 8.3(a), the amount of related Losses that are subject to indemnification under this Article VIII, shall be made without giving effect to any limitations or qualifications of such representation or warranty as to “materiality” (including, without limitation, the word “material”), or Target Material Adverse Effect or Acquiror Material Adverse Effect, as applicable.

SECTION 8.3 Acquiror Indemnification. Subject to Section 8.4, from and after the Closing, Acquiror shall indemnify and hold harmless the Escrow Shareholders, the Shareholders Representative, the officers and directors of Target (each a “Target Indemnified Party” and collectively, the “Target Indemnified Parties”) from and against, and pay or reimburse the Target Indemnified Parties for, any and all Losses resulting from or arising out of any:.

(a) breach of any representation or warranty of Acquiror or Merger Sub contained in Article III of this Agreement or in any certificate delivered by Acquiror or Merger Sub pursuant to Section 6.2(a) hereof; provided, however, the claim therefor is instituted by the Shareholders Representative by written notice within the time period specified in Section 8.1 hereof;

(b) failure by Acquiror to perform or comply with any covenant or agreement of Acquiror contained herein or in any certificate, instrument or other document delivered by Acquiror pursuant to the terms of this Agreement (other than a representation or warranty); or

(c) Taxes imposed on Target or the Surviving Corporation or any branch thereof with respect to any Post-Closing Tax Period (as used herein “Post-Closing Tax Period” means (i) any taxable year that begins after the Closing Date and (ii) with respect to any Straddle Period, the period beginning on the day after the Closing Date and ending on the last day of the taxable year in which the Closing Date occurs).

SECTION 8.4 Limitation on Indemnification.

(a) In no event shall the indemnification obligations of the Escrow Shareholders exceed the Escrow Amount and the Acquiror Indemnified Parties shall only be entitled to indemnification to the extent any Losses may be paid from the Escrow Fund deposited with the Escrow Agent (for the avoidance of doubt, any portion of the Escrow Fund distributed by the Escrow Agent pursuant to this Agreement or the Escrow Agreement shall be non-refundable and shall not be available as satisfaction of any claim for indemnification, or otherwise, under this Agreement); provided, however, that the foregoing limitation to the Escrow Amount shall not apply to claims for fraud or intentional or willful misrepresentation related to this Agreement. In no event shall the aggregate indemnification obligations of Acquiror resulting from Section 8.3 of this Agreement exceed an amount equal to $1,000,000; provided, however, that the foregoing limitation shall not apply to claims for fraud or intentional or willful misrepresentation related to this Agreement or to Acquiror’s failure to pay any Merger Consideration pursuant to this Agreement.

(b) Notwithstanding the foregoing, no indemnification pursuant to Section 8.2(a), (b), (c) or (f) or Section 8.3 shall be required to be made by the Escrow Shareholders or Acquiror unless and until the aggregate amount of Losses incurred by the applicable Indemnified Party exceeds $100,000 (the “Basket”), it being understood and agreed that, if the Basket is exceeded, the Indemnifying Party (as defined herein) shall be liable to the full extent of all such Losses; provided, however, that the foregoing limitation shall not apply to Losses attributable to Acquiror’s failure to pay any Merger Consideration pursuant to this Agreement.

(c) Notwithstanding the foregoing, no indemnification pursuant to Section 8.2(d) and (e) shall be required to be made by the Escrow Shareholders unless and until the aggregate amount of Losses incurred by the applicable Indemnified Party exceeds $100,000 (the “Tax Basket”), it being understood and agreed that, if the Tax Basket is exceeded, the Escrow Shareholders shall be liable only to the extent such Losses exceed the Tax Basket.

SECTION 8.5 Third Party Claims.

(a) If any person entitled to indemnification as a result of Section 8.2 or Section 8.3 (an “Indemnified Party”) receives notice of the assertion by any third party of any claim or of the commencement by any such third party of any action (any such claim or action being referred to herein as a “Third Party Claim”) with respect to which the Escrow Shareholders or Acquiror (each, an “Indemnifying Party”) are or is, or may be obligated to provide indemnification, the Indemnified Party shall promptly notify the Shareholders Representative (in the case of an Acquiror Indemnified Party) or Acquiror (in the case of a Target Indemnified Party) in writing (the “Claim Notice”) of the Third Party Claim; provided, however, that the failure to provide such notice shall not relieve or otherwise affect the obligation of the Indemnifying Party to provide indemnification hereunder, except to the extent that such failure materially prejudices the ability of the Indemnifying Party to settle or defend such Third Party Claim. Any Claim Notice shall contain a reasonably detailed summary of the basis for the claim, the provision or provisions of this Agreement or any certificate or agreement executed hereto alleged to have been breached and, if known, the estimated amount of the Losses incurred or reasonably expected to be incurred by the Indemnified Party as a result of such breach. The Shareholders Representative shall act on behalf of the Escrow Shareholders for all purposes under this Section 8.5.

(b) Except as otherwise provided in Section 5.12 hereof, Acquiror or the Shareholders Representative, as applicable, shall have thirty (30) days after receipt of the Claim Notice to acknowledge responsibility by written notice delivered to the other for the entire amount of the Third Party Claim and to undertake, conduct and control, through counsel of its own choosing, and at its expense, the settlement or defense thereof (unless the claim or action requires a response before the expiration of such thirty (30) day period, in which case Acquiror or the Shareholders Representative, as applicable, shall use best efforts to provide such written notice prior to the date that is ten (10) days before the required response date), and each relevant Indemnified Party shall cooperate in good faith with Acquiror or the Shareholders Representative, as applicable, and such counsel in connection therewith; provided, however, that (i) Acquiror or the Shareholders Representative (as applicable) shall permit each relevant Indemnified Party to participate in such settlement or defense through counsel chosen thereby; provided, further, that, except as specified in (iii) below, the fees and expenses of such counsel shall not be borne by Acquiror or the Shareholders Representative or Escrow Shareholders (as applicable), (ii) Acquiror or the Shareholders Representative, as applicable, shall not settle any Third Party Claim without each relevant Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld) and (iii) if, in the written opinion of counsel to any Indemnified Party, such Indemnified Party has separate defenses from the Indemnifying Party or there is a conflict of interest between the Indemnified Parties, then such Indemnified Party shall be permitted to retain special counsel of its own choosing at the expense of Acquiror or Shareholders Representative, as applicable. So long as Acquiror or the Shareholders Representative, as applicable, has taken responsibility for and continues to defend the Third Party Claim in good faith, each relevant Indemnified Party shall not pay or settle such claim without the Indemnifying Party’s consent, which consent shall not be unreasonably withheld.

(c) If Acquiror or the Shareholders Representative (as applicable) does not notify each relevant Indemnified Party within thirty (30) days after receipt of the Claim Notice (or does not use best efforts to provide such notice before the date that is ten (10) days before the required response date, if the claim or action requires a response before the expiration of such thirty (30) day period), that it acknowledges responsibility for the entire amount of the Third Party Claim and elects to undertake the defense of the Third Party Claim described therein, each relevant Indemnified Party shall have the right to contest, settle or compromise, through counsel of its own choosing, the Third Party Claim in the exercise of its reasonable discretion at the expense of Acquiror or the Shareholders Representative (as applicable); provided, however, that each such Indemnified Party shall notify Acquiror or the Shareholders Representative (as applicable) of any compromise or settlement of any such Third Party Claim.

(d) If Acquiror or the Shareholders Representative, as applicable, disputes the basis or amount of the claim specified in the Claim Notice, then within thirty (30) days of receiving written notice thereof, Acquiror or the Shareholders Representative, as applicable, shall give written notice to the other of such dispute (which written notice shall contain a reasonably detailed summary of the basis for such dispute) and Acquiror or the Shareholders Representative, as applicable, shall not recover Losses for any disputed amount hereunder until the earlier of, if at all, (x) a court of competent jurisdiction issues a final and non-appealable order specifying the right of the applicable Indemnified Parties to recovery hereunder and the amount thereof or (y) Acquiror and the Shareholders Representative agree in writing to the amount of the applicable Losses.

SECTION 8.6 Duty to Mitigate. Promptly after Acquiror or the Shareholders Representative, as applicable, or any other applicable Indemnified Party, becomes aware of any event or circumstance that would reasonably be expected to constitute or give rise to any claim under this Article VIII by such Indemnified Party, such Indemnified Party shall take all commercially reasonable steps to mitigate and minimize all Losses that may result from such event or circumstance; provided, however, any expense or cost related to such mitigation shall be deemed Losses for the purposes of this Agreement to the extent that such event or circumstance constitutes a claim under this Article VIII.

SECTION 8.7 Effect of Insurance and Other Recoveries. The amount of any Losses for which indemnification is provided under this Article VIII shall be reduced by (a) any insurance proceeds, indemnification or other reimbursement that may be received by the Indemnified Party or any of its affiliates with respect to such Losses (a “Collateral Source”), (b) any net (including as reduced by any Taxes incurred by the Indemnified Party as a result of such indemnification) Tax benefits realized by the Indemnified Party as a result of such Losses during the taxable year in which such Losses were incurred or within the period provided in Section 8.1 hereof and (c) any other source of reimbursement or other amounts that are actually received by the Indemnified Party or any of its affiliates from any third party that are directly attributable to the circumstances giving rise to the Losses. The Indemnified Party shall, and shall cause its affiliates to, diligently pursue all available remedies and causes of action to recover the amount of its claim as may be available from any Collateral Source. In the event an Indemnifying Party indemnifies an Indemnified Party on any claim from a Collateral Source referred to in the previous sentence and the Indemnified Party is not pursuing such claim, the Indemnified Party shall assign to the Indemnifying Party, to the fullest extent allowable, its rights and causes of action with respect to such claim or in the event assignment is not permissible, the Indemnifying Party shall be allowed to pursue such claim in the name of the Indemnified Party or its affiliate at the Indemnifying Party’s expense. The Indemnified Party shall provide the Indemnifying Party reasonable assistance in prosecuting such claim, including making the Indemnified Party’s books and records relating to such claim available and making its employees reasonably available for interviews, depositions, testimony and similar matters. If any amount to be reduced under this Section 8.7 from any payment required under this Article VIII is determined after the date on which the Indemnifying Party is required pursuant to this Article VIII to pay such indemnification claim, the Indemnified Party shall promptly reimburse the Indemnifying Party after receipt any amount that the Indemnifying Party would not have had to pay pursuant to this Article VIII had such determination been made at the time of such payment.

SECTION 8.8 No Right of Contribution. The Escrow Shareholders shall not have any right of contribution from Target, Acquiror or the Surviving Corporation with respect to any Loss pursuant to this Article VIII, including under any provision of the memorandum of association or articles of association of Target or the Surviving Corporation or any indemnification or similar agreement.

SECTION 8.9 Shareholders Representative.

(a) Appointment. In order to administer efficiently the defense or settlement of any dispute related to any Holder Earnout Amount, Employee Earnout Amount or Section 1.7 hereof or any claim for indemnification by any Acquiror Indemnified Party pursuant to this

Article VIII and to administer efficiently the notice provisions under this Agreement, the Paying Agent Agreement, the Escrow Agreement and the Holders Escrow Agreement, all Former Target Shareholders, by their execution of a letter of transmittal and acceptance of any portion of the Merger Consideration pursuant to this Agreement, irrevocably appoint the Shareholders Representative as their agent, attorney-in-fact and representative (with full power of substitution in the premises) in relation thereto, and, by the Shareholders Representative’s execution of this Agreement, the Shareholders Representative hereby accepts such appointment.

(b) Authorization. The Former Target Shareholders by their execution of a letter of transmittal and acceptance of any portion of the Merger Consideration pursuant to this Agreement hereby authorize the Shareholders Representative to (i) take all action necessary or desirable in connection with the defense or settlement of any dispute related to any Holder Earnout Amount or Employee Earnout Amount or any claim for indemnification by any Acquiror Indemnified Party pursuant to this Article VIII and (ii) give and receive all notices required to be given under this Agreement, the Paying Agent Agreement, the Escrow Agreement or the Holders Escrow Agreement. Acquiror (and Surviving Corporation after the Effective Time) shall be entitled to rely exclusively upon all actions taken or omitted to be taken by the Shareholders Representative in connection with any of the foregoing matters.

(c) Claims for Fraud. Notwithstanding anything to the contrary set forth in this Article VIII, to the extent that any Acquiror Indemnified Party makes a claim solely and directly against any Former Target Shareholder for fraud, such claim and any notices, negotiations, defense or settlements of such claim may only be made to and against such Former Target Shareholder and the Shareholders Representative shall have no authority to receive notices, compromises or settlements or to defend or take any other action on behalf of such Former Target Shareholder.

(d) Replacement. In the event that the Shareholders Representative dies, becomes unable to perform the responsibilities of the Shareholders Representative hereunder or resigns from such position or the Series C Holders that held a majority of the voting power represented by the shares of Target Series C Preference Shares issued and outstanding immediately prior to the Effective Time, including any such share of Target Series C Preference Shares issued upon conversion of any Target Series C Note or Target Series C Warrant immediately prior to the Effective Time (a “Series C Majority”), vote to replace the Shareholders Representative, a Series C Majority shall select another representative to fill such vacancy, and such substituted representative shall be deemed to be the Shareholders Representative for all purposes of this Agreement. If the position of Shareholders Representative shall remain vacant for more than sixty (60) days, Acquiror may designate any Series C Holder as the Shareholders Representative and such Series C Holder shall serve as the Shareholders Representative until a Series C Majority shall elect a successor pursuant to this Section 8.9(d).

(e) Decisions and Actions Binding. All decisions and actions by the Shareholders Representative, including the defense or settlement of any dispute related to any Holder Earnout Amount or Employee Earnout Amount or any claim for indemnification by any Acquiror Indemnified Party pursuant to this Article VIII, shall be binding upon all of the Former Target Shareholders, and no Former Target Shareholder shall have the right to object, dissent, protest or otherwise contest the same.

(f) Actions of the Shareholders Representative.

(i) All actions, decisions and instructions of the Shareholders Representative shall be conclusive and binding upon all Former Target Shareholders, and no Former Target Shareholder shall have any cause of action against the Shareholders Representative for any action taken or not taken, decision made or instruction given by the Shareholders Representative under this Agreement, the Paying Agent Agreement, the Escrow Agreement or the Holders Escrow Agreement, except for fraud, gross negligence, willful misconduct or bad faith by the Shareholders Representative.

(ii) Each Former Target Shareholder, severally and not jointly, shall indemnify and hold harmless (in proportion to the aggregate portion of the Merger Consideration actually received by such Former Target Shareholder pursuant to this Agreement (for the avoidance of doubt, such Former Target Shareholder’s pro rata share), up to a maximum amount, in the case of each Former Target Shareholder, not to exceed the aggregate portion of the Merger Consideration actually received by such Former Target Shareholder) the Shareholders Representative from any Losses arising out of or in connection with the Shareholders Representative’s execution and performance of this Agreement, the Paying Agent Agreement, the Escrow Agreement or the Holders Escrow Agreement or the Shareholders Representative’s actions hereunder or thereunder, other than in the case of fraud, gross negligence, willful misconduct or bad faith by the Shareholders Representative.

(iii) The provisions of this Section 8.9 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Former Target Stockholder may have in connection with the transactions contemplated by this Agreement, the Paying Agent Agreement or the Escrow Agreement.

(iv) The provisions of this Section 8.9 shall be binding upon the heirs, legal representatives, successors and assigns of each Former Target Shareholder, and any references in this Agreement to any Former Target Shareholder shall mean and include the successors to the rights of such Former Target Shareholder under this Agreement, the Paying Agent Agreement, the Escrow Agreement or the Holders Escrow Agreement, as applicable, whether pursuant to testamentary disposition, the laws of descent and distribution, assignment or otherwise.

(g) Without the consent of Acquiror’s Chief Executive Officer or Chief Financial Officer, the Shareholders Representative shall not discuss or attempt to discuss any matters involving the business of Acquiror or its subsidiaries with any former Target employee who continues as an employee of Acquiror, the Surviving Corporation or any of their respective subsidiaries.

ARTICLE IX.

GENERAL PROVISIONS

SECTION 9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on the date delivered if delivered personally or sent via facsimile (with confirmation of receipt), one business day following deposit with a nationally recognized commercial delivery service, or three business days after mailing by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Acquiror or Merger Sub, to:

Microtune, Inc.

2201 10th Street

Plano, Texas 75074

Attention: Chief Executive Officer

Telephone: (972) 673-1600

Facsimile: (972) 673-1602

with copies to (which shall not constitute notice):

Microtune, Inc.

2201 10th Street

Plano, Texas 75074

Attention: General Counsel

Telephone: (972) 673-1600

Facsimile: (972) 673-1876

and

Baker Botts L.L.P.

2001 Ross Avenue

Dallas, Texas 75201

Attention: Craig N. Adams

Telephone: (214) 953-6500

Facsimile: (214) 661-4819

if to Target, to:

Auvitek International Ltd.

C/O Maples Corporate Services Limited

P.O. Box 309

Ugland House

Grand Cayman KY1-1104

Cayman Islands

Attention: Chief Executive Officer

Telephone: (408) 207-0206

Facsimile: (408) 207-0202

with a copy to (which shall not constitute notice):

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

Attention: Sam Zucker, Esq.

Telephone: (650) 473-2638

Facsimile: (650) 473-2601

if to Shareholders Representative, to:

KLM Capital Management, Inc.

19925 Stevens Creek Blvd., Suite 100

Cupertino, CA 95014

Attention: Peter Mok and Mary Page

Telephone: (408) 970-8888

Facsimile: (408) 725-8885

with a copy to (which shall not constitute notice):

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

Attention: Sam Zucker, Esq.

Telephone: (650) 473-2638

Facsimile: (650) 473-2601

SECTION 9.2 Interpretation. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement:

(a) Any reference to Exhibits or Schedules shall be to Exhibits or Schedules to this Agreement unless otherwise indicated.

(b) The words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”.

(c) Any reference to any event, change, condition or effect being “material” with respect to any entity or group of entities means any material event, change, condition or effect (other than any event, change, condition or effect disclosed in the Target Disclosure Schedule or the Acquiror Disclosure Schedule, as applicable) related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity or group of entities.

(d) Any reference to a “Target Material Adverse Effect” shall mean with respect to Target or any of its Subsidiaries any event, change or effect that is materially adverse to the condition (financial or otherwise) of the business, properties, assets (including intangible assets), liabilities, operations or results of operations of Target and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, a Target Material Adverse Effect: (i) any changes affecting the economy, political or financial market conditions generally; (ii) acts of war or terrorism or any escalation or material worsening of any acts of war or terrorism existing as of the date hereof, except in the event, and only to the extent, that such acts or material worsening of such acts have had a materially disproportionate effect on Target and its Subsidiaries, taken as a whole, as compared to other persons in the semiconductor industry; (iii) any changes generally affecting the industry in which Target and its Subsidiaries operate; (iv) any material changes in law or GAAP or the regulatory or interpretive guidance relating thereto after the date of this Agreement, (v) any action taken by Target at Acquiror’s request or pursuant to this Agreement or any other Transaction Documents or as to which Acquiror has expressly consented in writing or (vi) failure to take any action as a result of any restrictions or prohibitions set forth in Section 4.1 or Section 4.2 hereof with respect to which Acquiror has refused, upon Target’s written request, to provide a waiver; provided, further, as applicable in relation to (i) through (iv) above, that such effect, event or change does not (x) primarily relate to (or have the effect of primarily relating to) Target and its Subsidiaries or (y) disproportionately adversely affect Target and its Subsidiaries compared to similarly situated companies.

(e) Any reference to an “Acquiror Material Adverse Effect” shall mean with respect to Acquiror or Merger Sub any event, change or effect that is materially adverse to the condition (financial or otherwise) of the business, properties, assets (including intangible assets), liabilities, operations or results of operations of Acquiror, Merger Sub and their respective subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, a Target Material Adverse Effect: (i) any changes affecting the economy, political or financial market conditions generally; (ii) acts of war or terrorism or any escalation or material worsening of any acts of war or terrorism existing as of the date hereof, except in the event, and only to the extent, that such acts or material worsening of such acts have had a materially disproportionate effect on Acquiror and its subsidiaries, taken as a whole, as compared to other persons in the semiconductor industry; (iii) any changes generally affecting the industry in which Acquiror and its subsidiaries operate; (iv) any material changes in law or GAAP or the regulatory or interpretive guidance relating thereto after the date of this Agreement; provided, further, as applicable, that such effect, event or change does not (x) primarily relate to (or have the effect of primarily relating to) Acquiror and its subsidiaries or (y) disproportionately adversely affect Acquiror and its subsidiaries compared to similarly situated companies.

(f) Any reference to Acquiror’s “knowledge” means the actual knowledge after reasonable inquiry of Acquiror’s CEO, CFO and General Counsel. Any reference to Target’s “knowledge” means the actual knowledge after reasonable inquiry of Peter Mok, Peter Birch and Irene Yum and, with respect to Target Intellectual Property and matters involving Auvitek Shanghai Ltd., Tao Yu.

(g) The phrase “made available” shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

(h) The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first above written.

(i) References in this Agreement to dollars ($) shall be to United States dollars and to cash shall be to cash in U.S. dollars.

SECTION 9.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

SECTION 9.4 Entire Agreement; No Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Target Disclosure Schedule and the Acquiror Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Non-Disclosure Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms, and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically set forth in Article I, Section 5.10, and in Article VIII of this Agreement.

SECTION 9.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the fullest extent possible, the economic, business and other purposes of such void or unenforceable provision.

SECTION 9.6 Exclusive Remedy; Enforcement.

(a) Notwithstanding anything to the contrary stated herein, the parties acknowledge and agree that the remedies set forth in Section 7.4 and Article VIII hereof (the latter subject to the limitations set forth in Section 8.4 hereof) shall be the sole and exclusive remedies of the parties and their respective affiliates for any and all Losses or other liabilities sustained or incurred by the parties or their respective affiliates, or their respective successors and assigns, in connection with this Agreement, the Merger or otherwise arising out of the transactions contemplated hereby, other than (i) claims for fraud or intentional or willful misrepresentation in relation to this Agreement or (ii) in relation to any failure by Acquiror to pay any portion of the Merger Consideration in accordance with this Agreement. The parties each waive any other remedy that they, or any other person entitled to indemnification hereunder, may have hereunder, at law, in equity or otherwise with respect hereto.

(b) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 9.7 Governing Law; Exclusive Jurisdiction. Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its rules of conflicts of laws. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Delaware state court or any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated herein, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated herein in any court other than any Delaware state court or any Federal court sitting in the State of Delaware. Each party further agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such process.

SECTION 9.8 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 9.9 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

SECTION 9.10 Amendment. The Acquiror, Merger Sub, Target and Shareholder Representative may cause this Agreement to be amended at any time only by the execution of an instrument in writing signed by all parties.

SECTION 9.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except that Acquiror shall assign all of its rights, interests and obligations under this Agreement to any party that, in a single transaction or series of related transactions, acquires all of the issued and outstanding capital stock of Acquiror (including through merger, consolidation or entry into another form of corporate reorganization, or similar transaction or series of related transactions) or all or substantially all of the assets, business or Target Intellectual Property, and any such assignment shall not require the consent of any other party hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

SECTION 9.12 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

SECTION 9.13 Counsel to Shareholders Representative. Immediately after the Effective Time, O’Melveny & Myers LLP (“OMM”) shall cease to be counsel to the Target and shall serve as counsel to the Shareholders Representative until OMM resigns, a successor firm is appointed by the Shareholders Representative or there ceases to be a Shareholders Representative.

* * * Signature Page Follows * * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written above.

TARGET:

AUVITEK INTERNATIONAL, LTD.

By:	/s/ Peter Birch
Name:	Peter Birch
Title:	Director and Chief Executive Officer

ACQUIROR:

MICROTUNE, INC.

By:	/s/ Jeffrey A. Kupp
Name:	Jeffrey A. Kupp
Title:	Chief Financial Officer

SHAREHOLDERS REPRESENTATIVE:

By:	/s/ Peter Mok
Name:	Peter Mok

MERGER SUB:

ARROW ACQUISITION LTD.

By:	/s/ Jeffrey A. Kupp
Name:	Jeffrey A. Kupp
Title:	Secretary and Director